UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

DC
No Act
P.E. 12-10-02

03000714

January 17, 2003

Act 1934
Section
Rule 14A-8
Public Availability 1-17-2003

R. W. Smith, Jr.
Piper Rudnick
6225 Smith Avenue
Baltimore, MD 21209-3600

Re: T. Rowe Price Group, Inc.
Incoming letter dated December 10, 2002

Dear Mr. Smith, Jr.:

This is in response to your letter dated December 10, 2002 concerning the shareholder proposals submitted to T. Rowe Price by the United Brotherhood of Carpenters Pension Fund and Kenneth T. Bosley. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Edward J. Durkin
Corporate Governance Advisor
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue, N.W.
Washington, DC 20001

Kenneth T. Bosley
P. O. Box 334
Cockeysville, MD 21030

Piper Rudnick

6225 Smith Avenue
Baltimore, Maryland 21209-3600
*main* 410.580.3000 *fax* 410.580.3001

BARBARA J. NEPF
barbara.nepf@piperrudnick.com
*direct* 410.580.4226 *fax* 410.580.3226

December 10, 2002



UPS NEXT DAY AIR

Paula Dubberly
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposals Submitted to T. Rowe Price Group, Inc. (the "Company")

Dear Ms. Dubberly:

I have enclosed one (1) manually signed original and five (5) copies of each of the following letters dated December 10, 2002, addressed to your attention from R.W. Smith, Jr.:

1. Letter regarding (a) the proposal submitted to the Company on October 30, 2002 by the United Brotherhood of Carpenters Pension Fund and (b) the proposal submitted to the Company on November 1, 2002 by Kenneth T. Bosley (both proposals are addressed in one letter);

2. Letter regarding the proposal submitted to the Company on November 1, 2002 by Jerome J. Steinberg; and

3. Letter regarding the proposal submitted to the Company on September 24, 2002 by Carol Greenwald.

Kindly date-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed, stamped envelope. Please do not hesitate to contact me if you have any questions.

Sincerely,

Barbara J. Nepf

Enclosures

Piper Rudnick

6225 Smith Avenue
Baltimore, Maryland 21209-3600
*main* 410.580.3000 *fax* 410.580.3001



R.W. SMITH, JR.
jay.smith@piperrudnick.com
*direct* 410.580.4266 *fax* 410.580.3266

December 10, 2002

UPS NEXT DAY AIR

Paula Dubberly
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposals Submitted to T. Rowe Price Group, Inc.

Dear Ms. Dubberly:

The United Brotherhood of Carpenters Pension Fund (the "Fund") and Kenneth T. Bosley ("Mr. Bosley") submitted to T. Rowe Price Group, Inc. ("T. Rowe Price" or the "Company") substantially duplicate shareholder proposals for inclusion in the Company's proxy statement and form of proxy for its 2003 Annual Meeting of Stockholders (the "2003 Proxy Materials"). On behalf of the Company we are enclosing, pursuant to Rule 14a-8(j)(2) promulgated under the Securities Exchange Act of 1934 (the "1934 Act"), six copies of the shareholder proposal and supporting statement of the Fund ("Proposal 1") and six copies of the shareholder proposal of Mr. Bosley ("Proposal 2"), along with six copies of this letter, which includes an explanation of the reasons why T. Rowe Price believes it may exclude both Proposals from the 2003 Proxy Materials.

In accordance with Rule 14a-8(j)(1) under the 1934 Act, a copy of this letter and its enclosures have been simultaneously provided to the Fund and Mr. Bosley. T. Rowe Price currently anticipates filing definitive copies of its proxy materials for the 2003 Annual Meeting with the Securities and Exchange Commission (the "Commission") on or about March 3, 2003. T. Rowe Price, therefore, would appreciate the Division's response to its request prior to such date.

By this submission, T. Rowe Price notifies the Commission, the Fund and Mr. Bosley that T. Rowe Price intends to exclude the Proposals from its 2003 Proxy Materials for the reasons set forth below. We respectfully request, on behalf of T. Rowe Price, confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Commission if T. Rowe Price excludes both Proposals from its 2003 Proxy Materials. To the extent the Company's reasons for excluding the Proposals relate to matters of state law, this letter constitutes the supporting opinion of counsel required by Rule 14a-8(j)(2)(iii) under the 1934 Act.

**The Proposals and the Grounds for Exclusion**

Proposal 1 states:

> "Resolved, that the shareholders of T. Rowe Price Group, Inc. ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company."

Proposal 2 states:

> "That the stock options that executive officers own be entered as an expense item in the company's consolidated balance sheet and reflected in all other accounting documents."

T. Rowe Price believes that the Proposals may be properly excluded for the following reasons, which are fully discussed in order below:

1. Both Proposals Deal with Matters Relating to T. Rowe Price's Ordinary Business Operations - Rule 14a-8(i)(7).
2. Both Proposals Violate the Commission's Proxy Rules - Rule 14a-8(i)(3).
3. T. Rowe Price Lacks the Authority to Implement the Proposals - Rule 14a-8(i)(6).
4. Both Proposals Have Already Been Substantially Implemented - Rule 14a-8(i)(10).
5. Proposal 2 is Not a Proper Subject for Shareholder Action under Maryland Law - Rule 14a-8(i)(1).
6. In the event the Staff disagrees with the conclusions referenced above, T. Rowe Price believes that Proposal 2 may be properly excluded as substantially duplicative of Proposal 1 - Rule 14a-8(i)(11).

**Introduction**

Both Proposals address the accounting treatment of stock options. Pursuant to Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation ("SFAS 123"), companies can account for stock-based compensation plans by applying either (a) the fair value-based method or (b) the intrinsic value-based method provided in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Under the intrinsic value-based method, compensation cost is the difference between (1) the market price of the company's stock at the measurement date (typically, the date on which the option is granted) and (2) the exercise price of the option. The fair value-based method requires companies to measure compensation cost at fair value computed using an option-pricing model. Under either method, should the applicable calculation result in a computed cost greater than zero, that cost must be reflected in the company's income statement as an expense over the appropriate time period.

T. Rowe Price has determined that the intrinsic value-based method is appropriate in accounting for options issued under its six stock-based compensation plans. Since the exercise price of each option granted by the Company is equivalent to the market price of the Company's common stock on the date of grant, there is no difference between the market price and the exercise price, which means that there is no compensation expense to be recognized. As a result, no expense entry would be appropriate for this item in the income statement. Pursuant to SFAS 123, the Company includes in a note to its financial statements pro forma information regarding net income and earnings per share as if the fair value-based method of accounting had been employed. You can find an example of this disclosure in Note 5 to the Company's financial statements, shown on page 38 of the enclosed 2001 Annual Report.

The management of T. Rowe Price carefully considered the benefits and shortcomings of both reporting methods, and ultimately opted to employ the intrinsic value-based method. The decision was neither arbitrary nor casual. The Company believes that its current accounting methods provide clear, useful and understandable disclosure regarding the stock options it issues, and already cover the information apparently sought by the Proposals. For this and the other reasons discussed below, T. Rowe Price believes that it can properly exclude both Proposals from its 2003 Proxy Materials.

**1. Both Proposals Deal with Matters Relating to T. Rowe Price's Ordinary Business Operations - Rule 14a-8(i)(7).**

Rule 14a-8(i)(7) provides that a proposal may be properly omitted if it addresses a matter relating to the company's "ordinary business operations." The SEC has explained that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as practical matter, be subject to direct shareholder oversight." In addition, the SEC recognized that the exclusion is intended to temper the degree to which shareholders seek to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This can come into play where a proposal involves intricate detail or seeks to impose specific mandates on complex policies. Exchange Act Release No. 40,018 (avail. May 21, 1998). Determinations regarding the accounting treatment of stock options are extremely complex and involve selecting pricing models and other variables from a wide range of possible combinations. The benefits and shortcomings of the various choices are not immediately obvious, and their ultimate consequences are not easily anticipated or appreciated absent lengthy consideration. The Company employs internal and external accounting experts to assist it in selecting and employing accounting policies that produce useful and understandable financial disclosure. The Company believes that, because both Proposals involve intricate detail and complex policies, they may be omitted pursuant to the most basic premise of Rule 14a-8(i)(7).

Further, the Staff has specifically acknowledged that proposals requesting or requiring that stock options be expensed could be excluded under Rule 14a-8(i)(7). *See, e.g., MIPS Technologies, Inc.* (avail. September 4, 2002); *ResMed Inc.* (avail. September 4, 2002); *Zale Corp.* (avail. September 4, 2002); *Sysco Corp.* (avail. August 30, 2002); *Meredith Corp.* (avail. August 9, 2002); *Intel Corp.* (avail. February 27, 2001); *AT&T Corp.* (avail. January 8, 2001); *General Electric Co.* (avail. December 22, 2000); *SBC Communications Inc.* (avail. December 14, 2000); *Applied Materials, Inc.* (avail. December 13, 2000); *Pfizer, Inc.* (avail. December 13, 2000).[1] This result is appropriate because accounting standards currently permit the Company to determine which method is most appropriate for accounting for its stock-based compensation, and the Staff has consistently stated that proposals addressing choice of accounting methods are excludable under Rule 14a-8(i)(7). *See, e.g., WorldCom, Inc.* (avail. April 4, 2002); *BellSouth Corp. (Beam)* (avail. January 22, 2001); *Conseco, Inc.* (avail. April 18, 2000); *The Boeing Co. (Shuper)* (avail. March 6, 2000); *Travelers Group Inc.* (avail. February 5, 1998).

For the reasons set forth above, the Company believes both Proposals may be properly excluded pursuant to Rule 14a-8(i)(7).

**2. Both Proposals Violate the Commission's Proxy Rules - Rule 14a-8(i)(3).**

A proposal may be properly omitted pursuant to Rule 14a-8(i)(3) if the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which specifically prohibits materially false or misleading statements in proxy solicitation materials. The Staff has recognized that a proposal may be excluded as misleading under Rule 14a-8(i)(3) if it is so vague and indefinite that it is subject to differing interpretations, and neither the company nor shareholders voting on the proposal would be able to determine with reasonable certainty exactly what action or measures would be required if the proposal were adopted. *Hershey Foods Corp.* (avail. December 27, 1988) (proposal regarding the advertising policies of the registrant excludable because it was vague and indefinite, and so similar to a policy already implemented by the registrant, that shareholders and management would have difficulty determining how to implement the proposal); *Philadelphia Electric Co.* (avail. July 30, 1992); *NYNEX Corp.* (avail. January 12, 1990). *See, also, e.g., Procter & Gamble Co.* (avail. October 25, 2002); *IDACORP, Inc.* (avail. July 19, 2002); *U.S. West, Inc.* (avail. March 4, 1998).

---

[1] We note that the Staff recently stated that it cannot express any view regarding Rule 14a-8(i)(7) exclusion of proposals relating to options expensing because the Commission is currently reviewing the matter. *Mercury Computer Systems, Inc.* (avail. October 11, 2002). We respectfully submit that the Staff's prior determinations in the matter were appropriate.

*A. The Proposals are Impermissibly Vague.*

Proposal 1 refers to "a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company." Proposal 2 requires that stock options "be entered as an expense item in the company's consolidated balance sheet and reflected in all other accounting documents." Both are inherently vague and indefinite, and therefore misleading in violation of Rule 14a-9, because it is unclear precisely what the Proposals seek to accomplish.

Both Proposals suggest that the Company should show stock options as an "expense" in its income statement. This use of the term "expense" is misleading because it implies that the Company does not already calculate the expense of stock options. Both the fair value-based method and the intrinsic value-based method result in the calculation of an expense for stock options. T. Rowe Price does not currently include stock options cost in compensation expense in its income statement because, pursuant to the calculations applied in accordance with the intrinsic value-based method, the expense associated with option grants is zero. Under the intrinsic value-based method, compensation cost is the difference between (1) the market price of the company's stock at the measurement date (typically, the date on which the option is granted) and (2) the exercise price of the option. Since the exercise price of each option granted by the Company is equivalent to the market price of the Company's common stock on the date of grant, there is no difference between the market price and the exercise price, which means that there is no compensation expense to be recognized. In the event the Company issued an option with an exercise price that was not equivalent to the market price, then pursuant to the intrinsic value-based method the Company would show an expense for that option in its income statement. Thus, a request that the Company "expense" options is misleading and vague because it is difficult to ascertain precisely how the Proposals would change the Company's current practices.

T. Rowe Price has assumed for the purpose of preparing this letter that both Proposals advocate the use of the fair value-based method of recording stock options, although the plain language of the Proposals is not clear on this point. However, even giving the Proposals the benefit of this assumption does not resolve their inherent vagueness. SFAS 123 does not specify the option-pricing model to be used in the fair value-based method of accounting. As a result, the Company would have to select from a variety of models which could produce widely disparate reporting results. Neither Proposal provides guidance to the Company regarding whether, assuming the Proposal were adopted, the Company should employ the Black-Scholes model, as it currently uses in the SFAS 123 notes to its financial statements, or one of the many alternative pricing models. The selection of a pricing model is an influential variable that largely determines the utility of the fair value-based method.

Specifically with regard to Proposal 1, the phrase "the costs of all future stock options" is subject to several interpretations. The term "cost" could have several meanings in this context. In addition, for any given stock option different valuations could produce very different numerical results. As a result, the Company would be unable to determine how to implement Proposal 1 if it were adopted.

The reference in Proposal 2 to "all other accounting documents" is also vague. Internal and external accounting personnel for T. Rowe Price produce a number of documents in order to analyze, record and disclose financial information. Proposal 2 does not specify which of these documents should reflect the "expense item." In addition, Proposal 2 fails to define the term "executive officers". This could create confusion were the Company to attempt to implement Proposal 2.

In sum, the Proposals are sufficiently vague and indefinite that neither a shareholder voting on the Proposal nor T. Rowe Price would be able to determine with any reasonable certainty what actions would be necessary to implement the Proposals. For this reason, T. Rowe Price believes that both Proposals are excludable under Rule 14a-8(i)(3).

*B. The Statement of Support to Proposal 1 Makes Misleading Statements.*

(i) Misleading Pronouns. The first paragraph of the Statement of Support uses the phrases "[m]ost companies, including ours" and "[w]e believe". The Company considers these phrases misleading because they could cause a shareholder to infer that the Company itself wrote the Statement of Support.

(ii) Misleading Reference to Standard & Poor's Report. The third paragraph of the Statement of Support refers to a "recent report issued by Standard & Poor's". Standard & Poor's prepares many reports, but the Statement of Support offers no citation to assist shareholders in locating the quoted material. As a result, shareholders will not be able to refer to the cited report in evaluating whether or not to approve Proposal 1. We note that if citation information were added, Proposal 1 would exceed the 500-word limit.

Although Proposal 1 provides no guidance, the Company has assumed that the reference is to a report entitled "Measures of Corporate Earnings," which was released on November 7, 2001 and revised on May 14, 2002 (the "Report"). Proposal 1 claims that the Report "indicated that the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%." This is misleading for two reasons. First, Proposal 1 does not explain what variables were considered in the Report's research regarding option grant costs, such as the size of the companies studied and the methods used to calculate costs. This information is necessary for a shareholder to assess whether or not the statistic is relevant in reviewing the financial results of the Company. Second, Proposal 1 fails to explain that the Report is referring to a specific type of financial calculation known as "Core Earnings," not to "operational earnings." This could lead a shareholder to misconstrue the impact of the statistic by misunderstanding what measurement of earnings is at issue.

Proposal 1, therefore, should be excluded under Rule 14a-8(i)(3) because it violates Rule 14a-9 and its prohibition of false or misleading statements. For the foregoing reasons, the Company believes it may properly exclude Proposal 1 because the defects cause it to be it misleading and confusing to shareholders. However, if it cannot be omitted in its entirety, the Company believes that Proposal 1 should at least be amended to correct the deficiencies described above. *See, e.g., Albertson's Inc.* (avail. April 13, 2002); *ProLogis Trust* (avail. March 28, 2002).

**3. T. Rowe Price Lacks the Authority to Implement the Proposals – Rule 14a-8(i)(6).**

Rule 14a-8(i)(6) permits exclusion of a proposal if the company would lack the power or authority to implement it. The Staff has taken the position that "a matter may be considered beyond a registrant's power to effectuate where a proposal is so vague and indefinite that a registrant would be unable to determine what action should be taken." *Int'l. Business Machines Corp.* (avail. January 14, 1992); *see also, Anheuser-Busch Cos., Inc.* (avail. Feb. 9, 1993).

As discussed in Section 2 above, both Proposals are inherently unclear regarding what steps T. Rowe Price is expected to take if the Proposal is approved, and a shareholder voting on either Proposal would not have a clear understanding of the consequences of adoption. T. Rowe Price could inadvertently implement the Proposal in contravention of the intentions of the shareholders who voted for it by, for example, employing a different valuation model than anticipated by the shareholders. Therefore, if either Proposal were adopted, neither the Company, its board of directors (the "Board") nor the shareholders could determine precisely what actions would be required in connection with its implementation. The Company does not believe that these defects could be cured short of the submission of what would essentially be new proposals. For these reasons, the Company has concluded that it may omit both Proposals from its 2003 Proxy Materials in accordance with Rule 14a-(8)(i)(6).

**4. Both Proposals Have Already Been Substantially Implemented – Rule 14a-8(i)(10).**

Rule 14a-8(i)(10) provides that a shareholder proposal may be excluded if the company has already substantially implemented it. It is important to note that in 1983 the Commission adopted a change in its interpretive position, specifically in order to clarify that excludability is not dependent on complete implementation. Release No. 34-20091 (avail. August 16, 1983); *see also, e.g., General Motors Corp.* (avail. March 4, 1996); *E.I. du Pont de Nemours and Co.* (avail. February 14, 1995). An evaluation of "substantial implementation" depends on whether the company's "particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. March 28, 1991). As a result, even though a company may not have taken every action required by a particular proposal, the proposal may be excluded under Rule 14a-8(i)(10) if the company satisfies the general goal of the proposal.

As discussed above, both Proposals relate to calculating and reporting stock option expense. T. Rowe Price already calculates the expense of its options; however, because the exercise price of each option granted by the Company is equivalent to the market price of the Company's common stock on the date of grant, there is no difference between the market price and the exercise price, which means that there is no compensation expense to be recognized in the Company's income statement.

The Company also has substantially implemented the fair value-based method of accounting for stock options. Pursuant to SFAS 123 the Company already provides pro forma information as if the fair valued-based method of accounting had been applied. In a note to its financial statements, the Company discloses pro forma net income and earnings per share using the fair value-based method. The Company also currently reports the assumptions used in determining the fair value, the number of options granted, exercised and remaining outstanding, the weighted-average exercise prices of the options and other detailed information. The attached 2001 Annual Report shows this disclosure on page 38. In sum, no new information would appear in the Company's financial statements (which by definition include the appended notes) if the Proposals were adopted – the information would simply appear in a different format and on a different page of the financial statements.

The Company believes that it has, as required by Rule 14a-8(i)(10), substantially implemented the Proposals. Accordingly, the Company believes that both Proposals may be excluded pursuant to Rule 14a-8(i)(10).

**5. Proposal 2 Is Not a Proper Subject for Shareholder Action under Maryland Law - Rule 14a-8(i)(1).**

Rule 14a-8(i)(1) permits exclusion of a shareholder proposal if the proposal "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The longstanding position of the Commission is that if state law provides that the business and affairs of a corporation are to be managed by the board of directors, then the board has exclusive discretion absent specific provision to the contrary in a state statute or the corporation's charter or bylaws. As a result, proposals which require the board to take specific action can constitute an unlawful intrusion on the board's powers and may be excludable pursuant to Rule 14a-8(i)(1). Securities Act Release No. 34-12999 (avail. November 22, 1976).

T. Rowe Price is a Maryland corporation. Under Maryland law the business and affairs of the Company are to be managed under the direction of its Board, and the Board can exercise all powers of the Company unless the power is specifically reserved to the shareholders by law or in the Company's organizational documents. Annotated Code of Maryland, Corporations and Associations Article, Section 2-401; *see also* Hecht v. Resolution Trust Corp., 635 A.2d 394 (Md. 1994). Section 2.01 of the Company's Amended and Restated By-Laws specifically embraces this division of power. Powers reserved to shareholders by statute include charter amendments, election of directors and extraordinary transactions such as mergers and consolidations. *See* Annotated Code of Maryland, Corporation and Associations Article, Sections 2-604, 2-404 and 3-105. Nothing in the Maryland corporate laws, or the charter or By-Laws of the Company, gives shareholders any authority over accounting practices. In fact, Article Eighth, Section (4) of the Company's Amended and Restated Charter specifies that "[t]he Board of Directors shall have power . . . in its sole discretion to determine in accordance with sound accounting practice, what constitutes annual or other net profits, earnings, surplus or net assets . . ." As a result, Proposal 2 impermissibly attempts to vest in the shareholders powers that have been specifically reserved to the Board.

The Staff has on several occasions concluded that for a corporation governed by Maryland law, a proposal which mandates board action could be properly excluded pursuant to Rule 14a-8(i)(1) unless recast as a recommendation or request to the board of directors. *See, e.g.*, *Asia Pacific Fund Inc.* (avail. June 8, 2001); *France Growth Fund, Inc. (Advantage Partners)* (avail. April 6, 2001); *Constellation Energy Group, Inc.* (avail. January 19, 2001). Proposal 2 seeks to require the Board to cause a change to the Company's accounting policies. Such a demand is an impermissible usurpation of power granted to the Board by Maryland law. Accordingly, the Company believes that it may properly omit Proposal 2 under Rule 14a-8(i)(1).

**6. Proposal 2 Substantially Duplicates Proposal 1 - Rule 14a-8(i)(11).**

In the event the Staff does not concur that both Proposal 1 and Proposal 2 can be omitted from the 2003 Proxy Materials, the Company intends to include only Proposal 1. The Company believes it could then properly exclude Proposal 2 pursuant to Rule 14a-8(i)(11), which permits exclusion of a proposal when it substantially duplicates a previously-submitted proposal that will be included in the company's proxy materials for the same meeting. The Company received Proposal 1 via facsimile on October 30, 2002, and received Proposal 2 via certified mail on November 1, 2002. Although they do not use identical language, Proposal 1 and Proposal 2 address the same core issue -- that the Company should "expense" stock options in its financial reporting.

The Staff has consistently taken the position that proposals do not have to be identical to be excluded under Rule 14a-8(i)(11). The test is whether the core issues to be addressed by the proposals are substantially the same, even though the proposals may differ somewhat in terms or breadth. *See, e.g., American Power Conversion Corp.* (avail. March 29, 2002) (proposal requesting that at least two-thirds of the board of directors be "independent" was deemed excludable pursuant to Section 14a-8(i)(11) as substantially duplicative of a proposal that the board of directors adopt a policy to nominate candidates so that a substantial majority of directors be "independent", even though the two definitions of "independent" were different); *Verizon Communications Inc.* (avail. January 31, 2001); *Monsanto Co.* (avail. February 7, 2000) (proposal that the entire board be elected annually excludable as substantially duplicative of proposal that the entire board be elected every three years); *and Freeport-McMoRan Copper & Gold Inc.* (avail. February 22, 1999). The fact that Proposal 1 is stated as a request, while Proposal 2 is mandatory, does not change the applicability of Rule 14a-8(i)(11). *See, e.g. EMCOR Group, Inc.* (avail. May 16, 2000); *USG Corp.* (avail. April 7, 2000).

The purpose of Rule 14a-8(i)(11) is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted by proponents acting independently. Release No. 34-12999 (avail. November 22, 1976). The Company believes both Proposals should be excludable for the reasons set forth above, but if the Staff does not agree, the Company respectfully requests confirmation that the Staff will not recommend any enforcement action to the Commission if T. Rowe Price includes only Proposal 1, and excludes Proposal 2 from its 2003 Proxy Materials on the basis of Rule 14a-8(i)(11).

**Conclusion**

Based on the foregoing, T. Rowe Price believes that it may properly exclude both Proposals from its 2003 Proxy Materials under Rules 14a-8(i)(7); 14a-8(i)(3); 14a-8(i)(6); 14a-8(i)(10); or any of them, and that it may properly exclude Proposal 2 under Rule 14a-8(i)(1). Further, in the event the Staff does not agree with these conclusions, T. Rowe Price believes that if it includes Proposal 1 in the 2003 Proxy Materials, it can exclude Proposal 2 in reliance on Rule 14a-8(i)(11). We hereby respectfully request, on behalf of T. Rowe Price, confirmation that the Commission Staff will not recommend any enforcement action to the Commission if T. Rowe Price excludes both Proposals from its 2003 Proxy Materials. If you have any questions or need further information, please contact me at (410) 580-4266.

Sincerely,

R. W. Smith, Jr.

cc: Kenneth T. Bosley
Edward J. Durkin, Corporate Governance Advisor, United Brotherhood of Carpenters and Joiners of America

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

*Douglas J. McCarron*
General President

**[SENT VIA FACSIMILE 410-345-2394]**

October 30, 2002

Barbara A. Van Horn
Corporate Secretary
T. Rowe Price Group, Inc.
100 East Pratt Street
Baltimore, MD 21202

Re: Shareholder Proposal

Dear Ms. Van Horn:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the T. Rowe Price ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the expensing of stock options. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 1,050 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Carpenter pension funds are long-term holders of the Company's common stock. The Proposal is submitted in order to promote more accurate financial reporting.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin

Enclosure

**Option Expensing Proposal**

Resolved, that the shareholders of T. Rowe Price Group, Inc. ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

**Statement of Support:** Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Most companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. Options have replaced salary and bonuses as the most significant element of executive pay packages at numerous companies. The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

A recent report issued by Standard & Poor's indicated that the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%. "The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Alan Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail,* "Expensing Options Is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom — examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings. . .

> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all C.E.O.'s have told their shareholders that options are cost-free. . .
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Many companies have responded to investors' concerns about their failure to expense stock options. In recent months, more than 100 companies, including such prominent ones as Coca Cola, Washington Post, and General Electric, have decided to expense stock options in order to provide their shareholders more accurate financial statements. Our Company has yet to act. We urge your support.

CERTIFIED MAIL, return receipt requested

# Stockholder Proposal for the 2002 Annual Meeting

Barbara A. Van Horn
Secretary
T. Rowe Price Group, Inc.
100 East Pratt Street
Baltimore, Maryland 21202

The following stockholder proposal is being submitted by the undersigned for voting upon at 2003 Annual meeting :

"That the stock options that executive officers own be entered as an expense item in the company's consolidated balance sheet and reflected in all other accounting documents."

Thank you for your attention to this submittal.

Kenneth T. Bosley
PO Box 334
Cockeysville, MD 21030
Oct 29, 2002

# T. ROWE PRICE GROUP
Annual Report

# T. ROWE PRICE GROUP
## Annual Report

*Founded in 1937 by Thomas Rowe Price, Jr., T. Rowe Price Group is an investment management firm headquartered in Baltimore, Maryland, with over 3,600 employees and offices around the world. The company serves as an investment adviser for institutional and individual accounts in the T. Rowe Price family of no-load mutual funds and other investment portfolios.*

T.RowePrice®
INVEST WITH CONFIDENCE

## DEAR STOCKHOLDER

The first year of the new millennium was challenging for our country, for the investment business, and for T. Rowe Price Group. It will always be remembered for the shattering terrorist attacks on September 11—for the costly toll in lives and unparalleled examples of heroism. The tragedy was a further blow to the already weakening U.S. economy and equity markets.

In this adverse environment, your company's earnings for 2001 were respectable but, not surprisingly, were below our record results in 2000—$1.52 per share versus $2.08 (diluted basis). As we'll discuss later in more detail, the decline reflected lower assets under management and reduced investment income from the previous year's unusually high level. Nevertheless, our consistent application of time-tested investment principles, our focus on services for our clients and fund shareholders, plus our diversification among asset classes and customers enabled us to weather the stormy events without undue problems.

Despite the often turbulent market conditions, our company made significant progress in 2001. We used our cash flow to help maintain our strong balance sheet and to build our business. Debt incurred to finance the acquisition of the minority interest in T. Rowe Price International in 2000 was reduced from $295 million to $90 million; we repurchased almost 1.1 million shares of our stock; and we raised the dividend on our common stock—continuing the record of consecutive annual increases since the company became publicly owned in 1986. Our business strategy is discussed in more detail in this report by one of our vice chairmen, James S. Riepe.

The silver lining to this difficult year was strong performance by many of our stock, bond, and money market mutual funds compared with their competitors. These gratifying results reflected the advantage of our faithful adherence to a long-term, risk-sensitive investment approach. Our chief investment officer and other vice chairman, M. David Testa, reviews our investment philosophy later in this report.

| FINANCIAL HIGHLIGHTS (in millions) | 2000 | 2001 | | 2000 | 2001 |
|---|---|---|---|---|---|
| REVENUES | $1,212 | **$1,027** | BASIC EARNINGS PER SHARE | $2.22 | **$1.59** |
| NET INCOME | 269 | **196** | DILUTED EARNINGS PER SHARE | 2.08 | **1.52** |
| STOCKHOLDERS' EQUITY | 991 | **1,078** | DIVIDENDS PER SHARE | 0.54 | **0.61** |

## 2001 – A YEAR OF RECESSION, STOCK MARKET LOSSES, BOND MARKET GAINS

This year saw a continuation of trends that had emerged in 2000. The U.S. economy slowed further and officially slipped into a recession in March. Stocks posted net losses as mid- and late-year rallies were unable to offset steep declines in the first quarter and following the September 11 tragedy. The result was the first back-to-back loss since 1973-74 and fourth such occurrence in 100 years. Not all stocks suffered equally, however, and some groups bucked the trend to achieve positive returns. The sharpest declines were recorded by technology and telecom issues—the same areas that had previously powered the market's extraordinary gains—and growth stocks in general, while the strongest groups included value stocks in general and small-cap value in particular, as well as several "old economy" sectors, such as consumer cyclicals.

Bonds—especially high-quality issues—were the bright spot, rallying sharply as inflation remained tame and the Federal Reserve cut short-term interest rates 11 times in an effort to stem the U.S. economy's slide. Bonds outperformed stocks for the second straight year. Money market investors did not share the good fortune of bond investors, as the combination of the Fed's successive rate cuts plus heavy demand from nervous investors slashed yields on these very short-term instruments.

Most stock markets outside the U.S. also struggled, with major markets posting even steeper losses than U.S. stocks. Economic activity flagged in Europe, and Japan remained unable to pull itself out of its long slump. Some emerging markets generated gains, however. For U.S. investors in foreign stocks and bonds, returns were undercut by the continued strength of the U.S. dollar versus major currencies around the world.



**GEORGE A. ROCHE** *Chairman and President*

## FINANCIAL REVIEW

*Revenues and earnings were lower...*

Against this background, T. Rowe Price posted a 15% decline in revenues from $1.2 billion in 2000 to $1.0 billion in 2001, and diluted earnings per share decreased 27% from $2.08 in 2000 to $1.52. Since investment advisory fees levied on the assets we manage compose about three-quarters of our total revenues, earnings were hurt by a drop in those assets from $166.7 billion a year ago to $156.3 billion at year-end and also by a change in the composition of those assets, discussed later in this letter.

Investment advisory fees were $775 million compared with $916 million the preceding year. Administrative fees were down modestly from $237 million in 2000 to $220 million. This decline reflected a drop in the volume of activity in our brokerage division and also a lower level of costs incurred in servicing our mutual funds. Investment and other income declined to $32.8 million from an unusually high level of $59.1 million. In 2000, investment income had been boosted sharply by gains on our venture capital holdings and managed partnerships.

*but so were expenses...*

We worked hard to manage our expenses during this unsettling year. Our aim was to try to adjust our personnel levels to business realities while sustaining our high service standards. At the same time, we continued to make strategic investments in certain areas for long-term growth. Total expenses were $697 million, down from $754 million in 2000. Compensation, our largest expense category, rose slightly despite a modest (9%) overall staff reduction that occurred throughout the year. We sought to remain competitive in retaining and attracting the best available talent. While the total number of associates declined, some areas increased staff to build their businesses, especially in the international arena.

The major areas of expense reduction were advertising and promotion, which was reduced each quarter versus 2000 amid volatile markets, and technology outlays, as several big projects were completed. A major expense now behind us was the transition of our international operations in seven foreign countries to T. Rowe Price operating and investment systems. In this final year of goodwill amortization arising from the T. Rowe Price International purchase, we expensed $29 million, or about $.22 per share, compared with almost $12 million the previous year. Interest expense declined throughout the year as we paid down our borrowings and interest rates declined.

*...and the balance sheet remained strong.*

At year-end, only $90 million of the debt incurred for T. Rowe Price International remained on the balance sheet. After meeting expenses, cash flows from our business were solid, enabling us to raise the dividend, as mentioned, and repurchase approximately 1.1 million shares at a total cost of $32 million. Despite the significant expenses arising from the acquisition and related activities and the coincidentally adverse impact of the bear market on our assets under management, stockholders' equity crossed the $1 billion mark for the first time, closing the year at almost $1.1 billion compared with $991 million a year earlier.

SOURCES OF REVENUE 2001

| | |
|---|---|
| Investment Advisory Fees | 76% |
| Administrative Fees | 21% |
| Investment and Other Income | 3% |

$1 billion in 2001



## ASSETS UNDER MANAGEMENT

The two-year bear market took a toll on assets we manage for individuals and fund shareholders, particularly equity assets. Market depreciation resulted in an $8.6 billion decline in assets in T. Rowe Price sponsored mutual funds sold to the public, which ended the year at $98 billion. Overall, approximately $500 million of net new money flowed into the funds, with about $700 million going into fixed-income funds and $200 million coming out of stock funds. International funds overall suffered outflows. Not all stock funds experienced losses: Small-Cap Stock and Blue Chip Growth both enjoyed sizable net inflows, followed by the Capital Appreciation, Small-Cap Value, and Value Funds. Overall, net cash flows were positive in all quarters but the third.

Assets in other funds and portfolios that we manage—including variable annuity and subadvised funds and also separately managed accounts—ended the year at $58 billion, down from approximately $60 billion in 2000. Cash inflows were $2.9 billion in this area, primarily from third-party distribution and international expansion efforts in Europe and Japan.

Looking at total assets under management, the small shift toward fixed-income assets (27% of the total versus 24% in 2000) had some impact on our investment advisory fees for the year, since fixed-income portfolios, especially money market funds, have lower fees on average than equity portfolios. Another way of looking at the assets we manage reflects our continued focus on the retirement market. In 2001, over $102 billion or 66% of total assets were managed in IRAs and other qualified retirement accounts and annuities.

ASSETS UNDER MANAGEMENT 2001

| | |
|---|---|
| U.S. and International Equities | 73% |
| Fixed-Income Securities | 27% |

$156.3 billion on December 31, 2001



## PROGRESS IN A CHALLENGING YEAR

The bear market in stocks that followed their previous euphoric ascent served to showcase the steady, risk-conscious approach of our investment managers. For 2001, T. Rowe Price was ranked number one by Kanon Bloch Carre, a Boston firm that analyzes the average performance of U.S. diversified equity funds on an asset-weighted basis for the 20 largest fund families. Reflecting their more consistent results over time relative to competitors', 61% of our actively managed domestic equity funds and 72% of our fixed-income funds were awarded four or five stars at year-end for overall risk-adjusted performance by Morningstar, a mutual fund research organization. This compared with an industry average of about one-third. (Stars for overall performance are based on a risk-adjusted calculation using a weighted average of 3-, 5-, and 10-year average annual returns, as relevant.)

During the year, we continued to invest in various parts of our business and also undertake initiatives. Our goal is to maintain our current position and ensure our future as a leading provider of investment management services for individuals and institutions. Abroad, we moved swiftly to consolidate and expand our global business by building a worldwide trading platform, recruiting a highly experienced team in the international fixed-income area, and launching a new family of seven funds based in Luxembourg that targets institutional investors and third-party distributors outside the U.S.

At home, we expanded our investment counsel capabilities and increased our ability to reach individuals who invest some or all of their assets through third-party institutions, such as brokers, banks, and insurance companies. At the same time, we continued to add value for the self-directed investor who prefers no-load funds as well as for our many retirement plan investors by offering an array of financial planning and investment guidance services. In the new product area, we successfully launched a nationwide "529" college savings plan and partnered with the University of Alaska and the State of Maryland on state plans. The flexibility and tax advantages of these plans virtually assure their popularity in this age of rising college costs.

## LOOKING AHEAD

There are many indications that 2002 will be a better year for the economy and the stock market than the year just past, and we hope and pray that it will not be marred by the kind of tragedy we experienced last September. Compared with the past two recessions, the current one seems to be relatively mild, and there are a few signs that the worst is over. While stocks had largely recovered by year-end from their post-September sell-off, investor uncertainty about the timing and strength of a business recovery is impeding a clear upward move as I write this letter.

Like everyone, we prefer a healthy economy and financial markets to weak ones, but we manage our business to serve our clients and fund shareholders in any environment. With our solid balance sheet, broadly diversified asset base, extensive array of investment offerings for individuals and institutions, and increasing global reach, T. Rowe Price should make continued progress in the years ahead. Even more important is the dedication and expertise of our associates, which, in the end, has made this company one of the nation's leading investment management firms and will ensure its position in the future.

Sincerely,

George A. Roche

George A. Roche

Chairman of the Board and President

February 8, 2002



**M. DAVID TESTA** *Vice Chairman and Chief Investment Officer*

| T. ROWE PRICE FUND PERFORMANCE<br>Five Years Ended December 31, 2001 | Total Funds | Number Outperforming Lipper Median | Percentage Outperforming Lipper Median |
|---|---|---|---|
| Domestic Equity* | 19 | 14 | 74% |
| Balanced and Asset Allocation | 7 | 6 | 86 |
| International Equity | 8 | 6 | 75 |
| **Total Equity** | **34** | **26** | **76** |
| Money Market (Taxable and Tax-Free) | 7 | 7 | 100 |
| Taxable Domestic Income | 8 | 7 | 88 |
| Tax-Free Domestic Income | 14 | 14 | 100 |
| International Income | 2 | 1 | 50 |
| **Total Fixed Income** | **31** | **29** | **94** |
| **TOTAL FUNDS** | **65** | **55** | **85%** |

*Excludes index funds. Based on Lipper data.

## A CONSISTENT INVESTMENT FOCUS

Stocks went on an extended roller-coaster ride during the past seven years—first chalking up five consecutive years of double-digit gains only to be followed in the past two years by the first back-to-back losses since 1973-74. The gains were powered largely by investor enthusiasm for the technology and telecom stocks of the so-called New Economy, and the decline followed the dampening of that enthusiasm as stratospheric valuations became untenable in a cooling economy. The terrorist attacks in September deepened the stock slide and the economy's malaise.

During these years, our task at T. Rowe Price was to try to spare our clients and fund shareholders the extremes of this wild ride. This meant sticking to our disciplined investment principles even when the pressure was great to join the momentum bandwagon. It meant giving up some upside during the many months of euphoria to mitigate or eliminate the pain of the inevitable descent to reality. It meant simply continuing to believe in the time-tested focus on investment fundamentals and risk analysis that we pursue in good and bad times. As Morningstar's director of fund analysis, Russel Kinnel, wrote in the research organization's September Fund Family Report, "Unwelcome as it is, the bear market has vindicated T. Rowe Price's philosophy."

### A Smoother But Rewarding Ride Over Time

Though sometimes criticized for being too conservative during the "tech craze," T. Rowe Price now has one of the most impressive relative performance records in the industry. During the 2000-2001 bear market, 20 of 22 T. Rowe Price actively managed domestic equity funds outperformed the median fund performance for their peer group, as measured by Lipper Inc. Nine funds ranked in the top decile of performance in their categories.

Avoiding the extremes helps generate very competitive results over time. Over the last five years, 14 of 19 T. Rowe Price actively managed domestic equity funds outperformed the median return of their Lipper peer group. And investors in our fixed-income funds not only found shelter from the bear market, since bonds outperformed stocks in 2000 and 2001, but also participated in strong returns. During the past five years, 28 of 29 T. Rowe Price domestic fixed-income funds outperformed the median return of the funds in their respective Lipper categories.

STOCK AND BOND MARKET RETURNS (Average Annual Returns)


25%
20
15
10
5
0
-5
-10
-15
-20
-25
-30
-35
1980s
1990s
2000s
Standard & Poor's 500 Stock Index
Nasdaq Composite Index
Lehman Brothers U.S. Aggregate Index
Lehman Brothers Municipal Bond Index

## Time-Tested Investment Process

The T. Rowe Price approach to investment management is rooted in fundamentals and consistency. We make sure our investment research, trading, and portfolio management are closely integrated for maximum effectiveness. Each function, like the three legs of a stool, is essential for the success of the whole process. In our equity and fixed-income groups, every portfolio manager is part of a tightly focused team that brings specialized expertise and breadth of information to bear on investment management. Each team adapts its approach to the objectives of the fund or particular portfolio and is wholly committed to maximizing performance consistent with its objective.

Our research emphasis sets T. Rowe Price apart from most other firms in our industry and is the foundation of our investment process. Analysts operate in units that focus on particular industry sectors and companies, and their recommendations reflect first-hand knowledge—visits with company managements, customers, competitors—as well as close analysis of financial statements to evaluate a company's financial condition and creditworthiness. Individual efforts in one area, such as domestic equity research, are leveraged to benefit other areas, such as fixed income and international. Wall Street research is used in a supplementary role.

Trading is also a key component of the process. The experts who staff our equity and fixed-income trading desks are an invaluable source of knowledge about the markets and individual securities. In the equity department, portfolio managers and research analysts collaborate closely with our traders to assess a stock's relative value and keep all decision-making close to the market. In the fixed-income area, the traders keep a close eye on yield curves, interest rates, and demand and supply conditions in their sectors as well as work with the portfolio managers, credit analysts, and economists to buy and sell bonds at the best possible prices.

As the ultimate decision-maker, the portfolio manager is the point where the whole investment process comes together. Weighing input from members of the investment team and paying particular attention to potential risk versus potential reward, the manager makes the buy and sell decisions. Our funds are known for the consistency of their management, and a number have had the same manager since inception. When there is a change, the new manager is often an experienced member of that fund's investment committee. Moreover, many managers have been with T. Rowe Price for most of their professional careers, and turnover is low. This long-term experience and commitment allows us to manage portfolios through any type of market environment with consistency and reliability.

We have clear accountability for managers and research analysts. The primary responsibility for ensuring that T. Rowe Price funds are being managed to meet their investment objectives lies with the firm's three steering committees—one overseeing domestic equity funds, one for fixed-income funds, and one for international funds. Performance is monitored continually and carefully; any significant diversion from the charter, known as "style drift," would be spotted in the review of the funds' portfolio structure and attracts committee attention. A variety of criteria relating to portfolio holdings and performance are used to help analyze a fund's management and ensure that it is on an appropriate track. The primary objective of the committees is not to sit back in judgment, but to make sure that each fund is run successfully and with product integrity.

## Looking Back to Look Forward

The roaring bull market in the '90s was so rewarding that many people thought the old patterns and principles had been rendered irrelevant or obsolete. But the economy remains subject to cycles (as well as outside shocks), and stocks and financial markets continue to reflect them. The years since World War II have seen numerous economic and stock market cycles. The more notable include 1973-74, when recession and dismal stock performance accompanied an oil embargo, spiraling inflation, and President Nixon's political troubles; 1981-82, when the Federal Reserve's assault on the 14% inflation rate precipitated the worst recession since the Depression but coincidentally launched our greatest bull market; and 1991-92, when Iraq's invasion of Kuwait led to setbacks for the economy and markets.

Once again, the economy and markets are trying to recover from a difficult period. But we have survived past recessions and severe shocks. Looking at U.S. bear markets since 1961, the average recovery time for the S&P 500 Stock Index was 11 months. Well-diversified balanced portfolios recovered in nine months, while small-company stock portfolios took closer to 18 months. While averages do not translate into predictions, we are confident that the strength and resilience of the U.S. and other developed countries around the world will eventually prevail, as in the past. Whatever the environment, we at T. Rowe Price will continue to adhere to our investment principles and approach in an effort to bring consistent and rewarding results for our clients and fund shareholders.

## THE OPPORTUNITIES OF CHANGE

"Change is the investor's only certainty." This maxim of our founder, Thomas Rowe Price, Jr., has never been more relevant. Over the past 10 years, investors experienced the greatest bull market in history, culminating in a classic speculative bubble in Internet, technology, and telecom stocks. Inevitably, the bubble burst, initiating a bear market. September 11 created even more uncertainty, requiring investors to adjust yet again, this time to change of a tragic nature.

Perhaps more than ever we are reminded that we live in a changing world. For us at T. Rowe Price this means we must be prepared to serve our clients whatever the circumstances. While this has been a difficult period for many companies in the financial services industry, we believe T. Rowe Price is well positioned to meet the challenges ahead and capitalize on growth opportunities. We have made substantial progress over the past year in adjusting our cost structure downwards, but not at the expense of future growth.

## DIVERSIFIED BUSINESS BASE

Diversification—of our asset base, customers, distribution channels, and investment services—is the foundation of our business strategy. It allows us to succeed throughout changing market environments because different asset classes and business sectors perform better than others at different times. The flexibility this provides also enables us to take advantage of growth opportunities more readily.

**Asset Diversification** Our assets are divided among domestic and international equity and fixed-income securities. Within these asset classes, we offer various investment strategies to help individuals and institutions meet their financial goals. These include growth, value, balanced, tax-efficient, taxable and tax-free fixed income, as well as a focus on both large and small companies. We manage investments actively, systematically, and using indexing. Because investment styles go in and out of favor, as demonstrated dramatically over the last four years, this wide array of choices enables investors to diversify their own assets while also providing some support for our revenues.

**Customer Diversification** Since today's investors have numerous choices and can select the "point of entry" most convenient or comfortable for them, we need to be able to access them through various distribution channels. In this way, we also cast a wider net and do not depend on a single channel for

DIVERSIFIED BUSINESS BASE

AS OF 12/31/01

| | |
|---|---|
| Retail Individual Direct Investors | 32% |
| Employer-Sponsored Defined Contribution Retirement Plans | 30% |
| Third-Party Financial Intermediaries | 21% |
| Separately Managed Institutional Accounts | 17% |



future growth. A division of our current assets by customers and channels shows that about 32% represents individuals who invest with us directly; 30% is attributable to participants in employer-sponsored defined contribution retirement plans, such as 401(k)s; 21% is invested through third-party financial intermediaries such as financial planners, insurance companies, and brokers; and the remaining 17% represents institutions using pooled or separately managed accounts.

While domestic business still predominates, we are making substantial progress in establishing new relationships with institutional investors in Europe and Japan, and with individual investors in those markets through financial intermediaries. Overall, about 62% of the assets we manage is for individual investors and about 38% for institutions.

**Investment Product Diversification** We offer a variety of investment services to meet the diverse needs of our customers. This lineup includes our U.S. family of no-load mutual funds, deferred and immediate variable annuities, brokerage services, certificates of deposit, IRAs and qualified retirement plans, small business retirement plans, and charitable giving solutions. Last year we introduced a national 529 college savings plan along with state-sponsored plans in Alaska and Maryland. For institutional clients, we provide full-service defined contribution plans, defined benefit plans, separate accounts, institutional fund portfolios, common trust pools, and foreign-domiciled funds.

## KEY GROWTH OPPORTUNITIES

**No-Load Mutual Funds** We expect to see continued growth in our core no-load mutual fund business as a sizable segment of investors wants to select investments without the recommendations and additional costs of an adviser. Opportunities exist to attract first-time investors as well as capture market share from competitors. Our impressive long-term performance record relative to our peers, discussed in David Testa's message, and our prudent investment approach should serve us well in this challenging investment environment.

**Retirement Plans and Rollovers** Retirement assets are increasingly important to T. Rowe Price and now represent 66% of our total assets under management through individual and employer-sponsored retirement plans and annuities. The Economic Growth and Tax Relief Reconciliation Act passed in 2001 provides significant additional opportunity for growth in these areas. Under the act, the maximum amounts individuals may contribute to certain retirement plans, including IRA, 401(k), 457, and SIMPLE plans, are substantially increased, and we expect many participants to take full advantage of these programs.

Over the past year our defined contribution plan business continued to expand, with several new nationally known clients. We also enhanced the educational programs offered plan participants and sponsors using innovative technology. A Web site dedicated to plan sponsors eases their management tasks by providing online reporting, inquiries, and data transmittal, as well as industry-related news.

We have been aggressively seeking new business in the area of retirement plan rollovers. Changing workplace trends and the rise in mergers and acquisitions are reflected in more frequent job changes. In addition, the number of people retiring is about to explode as waves of baby boomers reach retirement age. This will create substantial opportunity to capture rollover assets.



**JAMES S. RIEPE** *Vice Chairman*



| ASSETS BY RETIREMENT/NONRETIREMENT | | AS OF 12/31/01 |
|---|---|---|
| Retirement | $102.6 billion | 66% |
| Nonretirement | $53.7 billion | 34% |



**Third-Party Distribution** We anticipate continued growth in the distribution of T. Rowe Price investment products through financial intermediaries such as banks, brokerage firms, and insurance companies. Third-party distribution has been one of the fastest growing areas of the firm over the last five years and provides access to the millions of investors who rely on financial professionals for investment advice.

Our success in penetrating the financial intermediary channel can be traced to a number of key attributes, some of which are fundamental to the way our firm is managed. The T. Rowe Price "brand" is widely recognized and respected among intermediaries, and we offer a high-quality investment team with a disciplined investment approach that ensures adherence to each portfolio's style mandate and investment objective. This "style consistency" plus competitive long-term performance record make our products attractive for intermediaries to recommend to their clients. Also, we are committed to providing excellent service, including operational, communication, and marketing support to our financial intermediary clients. By building relationships with various client firms and augmenting their distribution efforts, we are able to tap into a growing pool of assets.

**The Global Stage** Our efforts to expand internationally continued to progress over the past year. Most foreign markets lag the U.S. in the development of their mutual fund and pension industries. Just as T. Rowe Price has participated in, and benefited from, the growth of the U.S. market, we are now favorably positioned for the evolutionary growth of retirement plans overseas.

Last year's purchase of the other half of our longstanding joint venture in managing international assets has yielded several benefits. In addition to enhancing and providing better coordination in our investment research and trading capabilities, it has enabled us to develop and capture new business opportunities outside the U.S. Through the newly established T. Rowe Price Global Investment Services, we are expanding our European presence. Over the last few months we have secured meaningful asset commitments in Finland, Sweden, Denmark, Switzerland, Germany, and the U.K. In June of 2001, we launched seven Luxembourg-based mutual funds for use by institutional investors as well as individuals served through third-party distributors. In Japan, our venture with Daiwa SB Investments continues to increase our asset base.

## WORLD-CLASS SERVICE

T. Rowe Price takes pride in the superior service that we provide to clients and fund shareholders. This focus on service, a hallmark of the firm, is more critical than ever as investors place more emphasis on finding high-quality products and services at a low cost. We attract self-directed investors and offer services that help them make sound financial decisions at critical stages of their lives—such as saving for a child's education, accumulating assets for retirement, taking distributions in retirement, and developing an estate plan. As a part of our commitment to investor education, we formed a groundbreaking alliance with Morningstar Associates to provide retail investors and 401(k) participants access to a wide array of online financial learning services and investment guidance. Our Web site is constantly updated with market information and portfolio manager interviews.

We are continually monitoring and enhancing our access systems to ensure that clients can get account information when and how they want it. For example, we introduced "*my*RetirementPlan," a Web site where plan participants can access their accounts and obtain personalized information about all their company's benefit plans. It also offers an expanded selection of analyzers, calculators, and other planning tools. This year, we enhanced our automated phone system to offer "speech recognition" for 401(k) plan participants.

Last but not least, we continued to expand our considerable library of self-help planning tools with a free estate planning guide to help individuals communicate knowledgeably with specialists in the field. Our Retirement Income Manager service and free online Retirement Income Calculator help investors determine a reasonable spending rate in retirement.

## PROGRESS AMID CHANGE

We work in a world of continuous change. Nevertheless, we believe that a sound, well-executed strategy, combined with the extensive resources T. Rowe Price brings to this task, should enable us to build on past accomplishments. In this increasingly competitive environment, future success will hinge on a number of critical factors, including: a sound financial position, competitive investment record, strong investment management process, diversified business model, world-class service, low investor expenses, respected brand name that inspires confidence, access to multiple distribution channels, international investment expertise, and global reach. T. Rowe Price has committed significant resources to be at the forefront of these areas. As a result, we believe we are positioned for continued success in this constantly changing environment.

# FINANCIAL INFORMATION

## SELECTED CONSOLIDATED FINANCIAL DATA

*(in millions, except per-share data)*

| | 1997 | 1998 | 1999 | 2000 | 2001 |
|---|---|---|---|---|---|
| Revenues | $ 755.0 | $ 886.1 | $ 1,036.4 | $ 1,212.3 | $ 1,027.5 |
| Net income | $ 144.4 | $ 174.1 | $ 239.4 | $ 269.0 | $ 195.9 |
| Basic earnings per share | $ 1.24 | $ 1.46 | $ 1.99 | $ 2.22 | $ 1.59 |
| Diluted earnings per share | $ 1.13 | $ 1.34 | $ 1.85 | $ 2.08 | $ 1.52 |
| Cash dividends declared per share | $ 0.28 | $ 0.36 | $ 0.43 | $ 0.54 | $ 0.61 |
| Weighted average shares outstanding | 116.3 | 119.1 | 120.6 | 121.2 | 123.1 |
| Weighted average shares outstanding - assuming dilution | 128.1 | 130.0 | 129.2 | 129.6 | 129.0 |
| Balance sheet data at December 31: | | | | | |
| Goodwill | $ 4.0 | $ 3.2 | $ 2.5 | $ 695.0 | $ 665.7 |
| Total assets | $ 646.1 | $ 796.8 | $ 998.0 | $ 1,469.5 | $ 1,313.1 |
| Debt | — | — | $ 17.7 | $ 312.3 | $ 103.9 |
| Stockholders' equity | $ 486.7 | $ 614.3 | $ 770.2 | $ 991.1 | $ 1,077.8 |
| Assets under management (in billions) | $ 124.3 | $ 147.8 | $ 179.9 | $ 166.7 | $ 156.3 |

## COMMON STOCK

**STOCK PRICES:** Quarterly Ranges With Closing Price Indicated



$50
40
30
20
10
0
$39.50
$42.50
$46.94
$42.27
$31.31
$37.39
$29.30
$34.73
2000
2001
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4


| | 2000 Q1 | 2000 Q2 | 2000 Q3 | 2000 Q4 | 2001 Q1 | 2001 Q2 | 2001 Q3 | 2001 Q4 |
|---|---|---|---|---|---|---|---|---|
| Dividends declared per share | $0.13 | $0.13 | $0.13 | $0.15 | $0.15 | $0.15 | $0.15 | $0.16 |

The common stock of T. Rowe Price Group trades on The Nasdaq Stock Market® under the symbol "TROW".

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

**GENERAL.**

Our revenues and net income are derived primarily from investment advisory services provided to U.S. individual and institutional investors in our sponsored mutual funds and other investment portfolios.

We manage a broad range of U.S. domestic and international stock, bond, and money market mutual funds and other investment portfolios which meet the varied needs and objectives of individual and institutional investors. Investment advisory revenues depend largely on the total value and composition of assets under management. Accordingly, fluctuations in financial markets and in the composition of assets under management impact our revenues and results of operations. Total assets under our management were $156.3 billion at December 31, 2001, including $114.2 billion in equity securities and $42.1 billion in fixed-income investments. This reflects a $10.4 billion, or 6%, decrease from the $166.7 billion that we managed at the end of 2000.

**ACQUISITION.**

On August 8, 2000, we purchased Robert Fleming Holdings' 50% interest in our consolidated subsidiary, T. Rowe Price International, which at that time managed $37.5 billion. This purchase transaction resulted in goodwill of $704 million. Coincident with the change in ownership, our international investment research contracts with Robert Fleming affiliates were terminated. During the period through June 30, 2001, we incurred substantial costs to establish and transition to the new operating infrastructure for our international investment operations. Robert Fleming affiliates previously provided the space and infrastructure for this subsidiary's international offices.

**INTERNATIONAL EXPANSION.**

Through our new subsidiary, T. Rowe Price Global Investment Services, we expanded our marketing efforts in 2001 to European investors, a move which complements our efforts in Japan that began in 1999 through the Daiwa SB Investments venture and our subsidiary, T. Rowe Price Global Asset Management. Investors outside the United States now account for more than 1% of our assets under management. Our expenditures to broaden our investor base may be significant and will precede revenues from any new investment advisory clients that we may obtain.

**RESULTS OF OPERATIONS.**

**2001 versus 2000.** Net income decreased $73.2 million, or 27%, to $196 million, and diluted earnings per share fell from $2.08 to $1.52. A full year's amortization of goodwill arising from the T. Rowe Price International acquisition accounted for $.13 of the decline. Total revenues declined 15% from $1.2 billion to just over $1.0 billion.

Investment advisory revenues earned from the T. Rowe Price mutual funds decreased $101 million as average fund assets under management were $98.7 billion during 2001, $15.2 billion less than in 2000. Weakness in financial market valuations that began in 2000 continued through 2001. The terrorist attacks in the United States on September 11, 2001, pushed financial markets down to their lowest levels of the year before they recovered somewhat in the fourth quarter. Mutual fund assets ended the year at $98.0 billion, down $750 million from the 2001 average and $8.3 billion from the start of 2001. The Science & Technology Fund and the international funds accounted for $4.1 billion and $3.4 billion, respectively, of the $8.6 billion net decline in mutual fund valuations during 2001. Dividends paid by the mutual funds, net of reinvestments, were $.2 billion in 2001. Net inflows from fund investors were $.5 billion in 2001. Domestic stock funds had net investor subscriptions of more than $1.8 billion while money market and bond fund investors added almost $.7 billion. Two U.S. growth funds led the inflows with the Small-Cap Stock and Blue Chip Growth Funds adding a total of $1.4 billion from investors. International stock funds had net outflows of $2.0 billion.

Assets in the other investment portfolios that we manage fell $2.1 billion during 2001, and our advisory fees thereon were down $30.4 million. While the same financial market declines played a significant role in reducing these assets, cash inflows, primarily from third-party distribution efforts and international initiatives, added about $2.9 billion to assets under management in 2001. Additionally, adverse market conditions pushed performance-related advisory fees down $10.3 million in 2001. We earn these fees primarily from a managed disposition service for distributions of venture capital investments and, though recurring, these fees vary significantly as market conditions and investment portfolios change.

Administrative revenues were down $17.2 million from 2000. Discount brokerage commissions fell $10.0 million from the prior year as investor trading activity and average commission rates were lower. Other administrative revenues declined $7.2 million but were mostly offset by lower costs of the services that we provide to the mutual funds and defined contribution retirement plans.

Investment income declined $26.3 million to $32.8 million, with smaller cash and mutual fund holdings as well as lower interest rates in 2001 accounting for the decline. Gains from our venture capital investments in 2000 that did not recur in 2001 were mostly offset by $11.3 million of greater realized gains from 2001 dispositions of our available-for-sale mutual fund holdings. We expect that investment income in the first half of 2002 will generally be lower than that of the comparable 2001 period.

Operating expenses declined about 8% from $754 million in 2000 to $697 million in 2001. Compensation and related costs is our largest expense and was up only 1% or $4.3 million from 2000. Our average staff size was up about 2% versus 2000 but performance-based bonus expense and the use of temporary personnel by our information technology operations were down in 2001. Staff reductions, primarily in November 2001, together with attrition during the year reduced our staff to 3,650 associates at December 31, 2001, a 9% reduction from the end of 2000. Our advertising and promotion expense decreased almost 27% or $23.6 million to $64.6 million in 2001 as we curtailed these expenditures due to weak financial market conditions that have made investors more cautious and less active. We vary our spending based on market conditions and investor demand as well as our efforts to expand our investor base in the United States and internationally. We expect our advertising and promotion expenditures in the first half of 2002 to be less than in the comparable 2001 period. Market conditions in the second half of the year will dictate our spending then.

International investment research fees were eliminated in August 2000 at the time of the T. Rowe Price International acquisition. Occupancy and equipment expense was $7.8 million higher in 2001 due primarily to additional amortization from recently completed software and technology projects, as well as the expansion of our operating facilities into new space in London in the first quarter of 2001 and in Colorado Springs in the fourth quarter of 2000. For the first time in several years, no facilities expansion is currently underway. The next planned move will occur in late third quarter 2002 when our Tampa service center relocates to a new leased facility.

A full year's amortization of goodwill arising from the T. Rowe Price International acquisition and interest expense on our related indebtedness added $17.0 million and $3.0 million, respectively, to our 2001 expenses. As a result of the issuance and adoption of new financial accounting standards, we will cease recording a recurring charge amortizing goodwill after 2001 and will evaluate the carrying amount of goodwill in our balance sheet for impairment on an annual basis using a fair value approach. We must adopt the new accounting standards on January 1, 2002, and complete certain transitional testing of the goodwill carrying amount as of that date. In order to perform this testing, we must first identify our reporting units for purposes of assigning goodwill among them as of the beginning of 2002. We then have until June 30, 2002, to complete a comparison of the fair values of our reporting units with goodwill to the carrying amounts of those reporting units as of January 1, 2002. If the fair values of the reporting units are at least equal to the carrying amounts of those units, then no indication of goodwill impairment exists and our adoption of the new accounting standard is complete. While we have not completed the prescribed transitional testing at this time, we do not believe that we will recognize any impairment loss as the result of adopting the new accounting standards.

Other operating expenses decreased 25% or $29.1 million from 2000. As the international transition and several technology initiatives have been brought to a close, we have substantially reduced other operating expenses.

The 2001 provision for income taxes as a percentage of pretax income is higher than that of 2000 largely due to the full year's amortization of nondeductible goodwill. The effective tax rate will decrease in 2002 when the goodwill amortization ceases.

Minority interests declined due to the 2000 acquisition and the elimination of the interests in a remaining venture in the first quarter of 2001.

**2000 versus 1999.** Net income increased nearly $30 million or 12% to $269 million and diluted earnings per share rose from $1.85 to $2.08. Total revenues increased 17% from $1 billion to a record $1.2 billion, led by an increase of $115 million in investment advisory fees.

Investment advisory revenues earned from the T. Rowe Price mutual funds increased $86 million as average fund assets under management were $113.9 billion during 2000, $13.1 billion more than in 1999. However, declines in financial market valuations pushed fund assets down $5.5 billion during the year. Net redemptions by fund investors were $1.7 billion during 2000. Defined contribution plans moved $2 billion to other advisers on the last day of the year, offsetting net inflows that had occurred until that time. The merger of a client into another firm and the restructuring of investments by a large state pension plan were the primary causes of the outflows at year-end 2000. Other fund asset decreases were the result of our redemption of almost $.5 billion to partially fund the T. Rowe Price International acquisition and $.5 billion of dividends, net of reinvestments, that were paid out during 2000. Mutual fund assets ended 2000 at $106.3 billion, including $84.3 billion in stock funds.

Assets in the other investment portfolios that we manage were also higher during most of 2000 and contributed $25 million of additional advisory fees. In addition, performance-related advisory fees earned primarily on venture capital investments that we manage were $4 million higher in 2000. Assets in other portfolios that we manage ended 2000 at $60.4 billion, down from $65.4 billion at the beginning of the year due primarily to international portfolios which experienced both market depreciation of $3.3 billion and outflows of $1.5 billion during 2000.

Administrative fees from advisory-related services that we provide to the funds and their shareholders rose $39.6 million from 1999 to $236.9 million. This increase is primarily attributable to transfer agency and recordkeeping services for defined contribution retirement plans and the Price mutual funds and includes $1.1 million of 12b-1 distribution fees received from the new Advisor class of mutual fund shares. Administrative revenues are largely offset by the costs that we incur in providing the services, including fees paid to third parties which distribute the Advisor shares to their clients. Discount brokerage added $1.4 million of the increase on greater transaction volume offset by lower average commissions arising from the shift to transactions originating over the Internet.

Investment and other income rose more than $21 million from 1999 to $59 million. Net gains of $7.4 million on dispositions of our stock and bond mutual fund holdings in 2000 versus losses of $1.6 million recognized on fund holdings in 1999 account for $9.0 million of the increase. Higher returns on our venture capital investments added $2.9 million in 2000. The strong markets of late 1999 and early 2000 produced significant market gains and distributions from venture capital investments. Larger capital gain distributions resulting from our stock fund holdings added $2.0 million to our 2000 income. Foreign currency rate fluctuations arising from our yen-denominated debt account for a positive change of $4.6 million as the losses experienced in 1999 largely reversed in 2000.

Operating expenses increased 21% to $754 million. Greater compensation and related costs, which were up $51 million or 16%, were attributable to increases in our rates of compensation, including performance-related bonuses, and an 8% increase in our staff size primarily to support our growing operations. As of December 31, 2000, we employed more than 4,000 associates. Our advertising and promotion expenditures increased $14.1 million from 1999 to $88.2 million.

International investment research fees were down $17 million from 1999 as the contract for these services terminated at the time of the T. Rowe Price International acquisition. Occupancy and equipment expense was $16.1 million higher in 2000 due primarily to the expansion of our operating facilities in Owings Mills in late 1999 and early 2000. Amortization of goodwill arising from the T. Rowe Price International purchase and interest expense on our acquisition indebtedness added $11.1 million and $9.3 million, respectively, to our 2000 expenses. Other operating expenses increased $47 million largely due to significant broad-based technology expenditures that support established and new business activities. Additional expenses in connection with our international expansion also contributed to the higher expense levels. Costs incurred for defined contribution plan recordkeeping systems and the distribution of the Advisor class of fund shares also increased our expense levels; however, these charges were generally offset by additional administrative revenues.

The 2000 provision for income taxes as a percentage of pretax income is higher than that of 1999 largely due to the new goodwill charges that are not deductible in determining our income tax expense.

Minority interests declined $5.9 million due to the acquisition of Robert Fleming's 50% interest in T. Rowe Price International.

## CAPITAL RESOURCES AND LIQUIDITY.

During the three years ended December 31, 2001, stockholders' equity increased from $614 million to nearly $1.1 billion. Stockholders' equity at December 31, 2001, includes $12 million of unrealized investment holding gains, after provision for income taxes, and $34 million which is restricted as to use under various regulations and agreements arising in the ordinary course of business. Net liquid assets of about $103 million were available at the beginning of 2002. Unused committed credit facilities at the beginning of 2002 include $410 million expiring in June 2005 and $100 million expiring in June 2002.

Operating activities provided cash flows of $290 million in 2001 as net income decreased from the prior year. Comparatively, 2000 provided net operating cash inflows of $323 million. Net cash expended in investing activities decreased $852 million from 2000 to only $9 million. This significant decline is attributable to the use of $783 million for the 2000 acquisition and the use of mutual fund proceeds to fund investments and capital expenditures in 2001. Cash used in financing activities was $282 million in 2001. This compares with cash provided by financing activities of $260 million in 2000. Net bank borrowings used to partially fund the acquisition provided cash of $295 million in 2000 whereas we repaid $205 million of those borrowings in 2001. There were no repurchases of common stock in 2000 compared with $31 million used to repurchase shares in 2001. Dividends paid to common stockholders were $74 million, $11 million higher than 2000 as the per-share dividend was increased.

Anticipated property and equipment acquisitions in 2002 are approximately $30 million. These capital expenditures and further debt reductions are expected to be funded from operating cash inflows in 2002.

## QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Our revenues and net income are based primarily on the value of assets under our management. Accordingly, declines of financial market values directly and negatively impact our investment advisory revenues and net income.

We invest in our sponsored mutual funds, which are market risk sensitive financial instruments held for purposes other than trading; we do not invest in derivative financial or commodity instruments. Mutual fund investments have inherent market risk in the form of equity price risk; that is, the potential future loss of value that would result from a decline in the fair values of the mutual fund shares. Each fund and its underlying net assets are also subject to market risk which may arise from changes in equity prices, credit ratings, foreign currency exchange rates, and interest rates.

The following table (in thousands of dollars) presents the equity price risk from investments in sponsored mutual funds by assuming a hypothetical decline in the fair values of mutual fund shares. This potential future loss of value, before any income tax benefits, reflects the valuation of mutual fund investments at year end using each fund's lowest fair value per share during the prior twelve months. In considering this presentation, it is important to note that: all funds did not experience their lowest fair value per share on the same day; it is likely that the composition of the mutual fund investment portfolio would be changed if adverse market conditions persisted; and we could experience future losses in excess of those presented below.

| | FAIR VALUE AT DECEMBER 31, 2001 | % OF PORTFOLIO | POTENTIAL LOWER VALUE | % OF PORTFOLIO | POTENTIAL LOSS OF VALUE | |
|---|---|---|---|---|---|---|
| Stock funds | | | | | | |
| Domestic | $ 64,276 | 52 | $ 52,973 | 49 | $ 11,303 | 18% |
| International | 11,960 | 10 | 9,926 | 9 | 2,034 | 17 |
| Total | 76,236 | 62 | 62,899 | 58 | 13,337 | 17 |
| Blended funds | 5,726 | 5 | 5,235 | 5 | 491 | 9 |
| Bond funds | 41,285 | 33 | 39,456 | 37 | 1,829 | 4 |
| | $ 123,247 | 100 | $ 107,590 | 100 | $ 15,657 | 13 |

The comparable potential loss of value shown in last year's annual report was $17 million on sponsored mutual fund investments of $190 million at the end of 2000. During 2001, we had unrealized net losses of $14 million in the value of our fund investments.

Investments in mutual funds generally moderate market risk because funds, by their nature, invest in a number of different financial instruments. T. Rowe Price further manages its exposure to market risk by diversifying its investments among many domestic and international funds. In addition, investment holdings may be altered from time to time, in response to changes in market risks and other factors, as deemed appropriate by management.

Interest rates on our outstanding debt under the credit facility expiring in June 2005 are reset at one- to six-month intervals. Our borrowing rate on this debt decreased from 6.4% on January 8, 2001, to 2.18% on January 14, 2002, as the U.S. Federal Reserve Bank cut short-term interest rates throughout 2001. Should our cost of funds increase back to the 6.4% that we experienced about 12 months ago, and we make no repayments of principal on the existing outstanding balance of $90 million, our interest expense for a full year would increase by $3.8 million.

The investment portfolio and customer deposit liabilities of our savings bank subsidiary are subject to interest rate risk. If interest rates change 1%, the change in the net value of these assets and liabilities would decrease about $250,000.

The U.S. dollar strengthened against the Japanese yen again in 2001, and an exchange rate gain was recognized on our yen borrowing. In evaluating exchange rate sensitivity, a loss of $1.4 million would be recognized if the yen strengthened 10% from December 31, 2001. Other foreign currency denominated assets and liabilities are not material.

**FORWARD-LOOKING INFORMATION.**

From time to time, information or statements provided by or on behalf of T. Rowe Price, including those within this Annual Report, may contain certain "forward-looking information," including information relating to anticipated changes in our revenues and earnings, anticipated changes in the amount and composition of our assets under management, our anticipated expense levels, and our expectations regarding financial markets and other conditions. Readers are cautioned that any forward-looking information provided by or on behalf of T. Rowe Price is not a guarantee of future performance. Actual results may differ materially from those in forward-looking information as a result of various factors, including but not limited to those discussed below. Further, forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of unanticipated events.

Our future revenues will fluctuate due to many factors, including: the total value and composition of assets under our management; cash inflows and outflows in the T. Rowe Price mutual funds and other managed investment portfolios; fluctuations in worldwide financial markets, including those in emerging countries, resulting in appreciation or depreciation of assets under our management; the relative investment performance of the Price mutual funds and other managed investment portfolios as compared to competing offerings and market indices; the extent to which we earn performance-based investment advisory fees; the expense ratios of the Price mutual funds; investor sentiment and investor confidence; the ability to maintain our investment management and administrative fees at appropriate levels; competitive conditions in the mutual fund, asset management, and broader financial services sectors; our introduction of new mutual funds and investment portfolios; our ability to contract with the Price mutual funds for payment for investment advisory-related administrative services provided to the funds and their shareholders; changes in retirement savings trends favoring participant-directed investments and defined contribution plans; the amount and timing of income recognized on our venture capital and other investments; and our level of success in implementing our strategy to significantly expand our business internationally. Our revenues are substantially dependent on fees earned under contracts with the Price funds and could be adversely affected if the independent directors of one or more of the Price funds determined to terminate or significantly alter the terms of the investment management or related administrative services agreements.

Our future operating results are also dependent upon the level of our operating expenses, which are subject to fluctuation for the following or other reasons: changes in the level of advertising expenses in response to market conditions, expansion of marketing efforts both within the U.S. and internationally, and other factors; variations in the level of compensation expense due to, among other things, performance-based bonuses, changes in our employee count and mix, and competitive factors; changes in our operating expenses resulting from our acquisition of the minority interests in T. Rowe Price International, including any goodwill impairment charge, interest expense, and other costs of providing our international investment advisory services; fluctuation in foreign currency exchange rates applicable to the costs of our international operations; expenses and capital costs, such as technology assets, depreciation, amortization, and research and development, incurred to maintain and enhance our administrative and operating services infrastructure; unanticipated costs that may be incurred to protect investor accounts and the goodwill of our clients; and disruptions of services, including those provided by third parties such as facilities, communications, power, and the mutual fund transfer agent system.

Our business is also subject to substantial governmental regulation, and changes in legal, regulatory, accounting, tax, and compliance requirements may have a substantial effect on our operations and results, including but not limited to effects on costs that we incur and effects on investor interest in mutual funds and investing in general, or in particular classes of mutual funds or other investments.

## CONSOLIDATED BALANCE SHEETS

*(in thousands)*

| | December 31, 2000 | December 31, 2001 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents (Note 1) | $ 80,526 | $ 79,741 |
| Accounts receivable (Note 6) | 131,041 | 104,001 |
| Investments in sponsored mutual funds (Note 1) | 190,406 | 123,247 |
| Debt securities held by savings bank subsidiary (Note 1) | 16,398 | 30,961 |
| Property and equipment (Note 2) | 255,660 | 241,825 |
| Goodwill (Note 3) | 694,985 | 665,692 |
| Other assets (Note 7) | 100,443 | 67,648 |
| | $ 1,469,459 | $ 1,313,115 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Liabilities | | |
| Accounts payable and accrued expenses | $ 57,243 | $ 37,440 |
| Accrued compensation and related costs | 66,356 | 43,498 |
| Income taxes payable (Note 4) | 13,220 | 5,342 |
| Dividends payable | 18,366 | 19,699 |
| Customer deposits at savings bank subsidiary | 10,932 | 25,422 |
| Debt and accrued interest (Note 7) | 312,277 | 103,889 |
| Total liabilities | 478,394 | 235,290 |
| Commitments and contingent liabilities (Note 8) | | |
| Stockholders' equity (Notes 5 and 8) | | |
| Preferred stock, undesignated, $.20 par value - authorized and unissued 20,000,000 shares | – | – |
| Common stock, $.20 par value - authorized 500,000,000 shares; issued 122,439,232 shares in 2000 and 123,088,795 shares in 2001 | 24,488 | 24,618 |
| Additional capital in excess of par value | 80,855 | 67,965 |
| Retained earnings | 852,775 | 973,472 |
| Accumulated other comprehensive income | 32,947 | 11,770 |
| Total stockholders' equity | 991,065 | 1,077,825 |
| | $ 1,469,459 | $ 1,313,115 |

*The accompanying notes are an integral part of the consolidated financial statements.*

## CONSOLIDATED STATEMENTS OF INCOME

*(in thousands, except per-share amounts)*

| | Year ended December 31, 1999 | 2000 | 2001 |
|---|---|---|---|
| **REVENUES (NOTES 1 AND 6)** | | | |
| Investment advisory fees | $ 801,579 | $ 916,358 | $ 775,074 |
| Administrative fees | 197,297 | 236,879 | 219,628 |
| Investment and other income (Note 7) | 37,503 | 59,090 | 32,794 |
| | 1,036,379 | 1,212,327 | 1,027,496 |
| **EXPENSES** | | | |
| Compensation and related costs (Notes 2, 5 and 8) | 329,385 | 380,636 | 384,943 |
| Advertising and promotion | 74,140 | 88,215 | 64,638 |
| Occupancy and equipment (Note 8) | 94,008 | 110,133 | 117,887 |
| International investment research fees | 53,734 | 36,665 | – |
| Goodwill amortization (Note 3) | 745 | 11,879 | 28,921 |
| Interest expense (Note 7) | 174 | 9,721 | 12,692 |
| Other operating expenses | 69,423 | 116,886 | 87,826 |
| | 621,609 | 754,135 | 696,907 |
| Income before income taxes and minority interests | 414,770 | 458,192 | 330,589 |
| Provision for income taxes (Note 4) | 155,166 | 174,818 | 135,078 |
| Income from consolidated companies | 259,604 | 283,374 | 195,511 |
| Minority interests in consolidated subsidiaries | 20,200 | 14,345 | (357) |
| Net income | $ 239,404 | $ 269,029 | $ 195,868 |
| Earnings per share | | | |
| Basic | $ 1.99 | $ 2.22 | $ 1.59 |
| Diluted | $ 1.85 | $ 2.08 | $ 1.52 |

*The accompanying notes are an integral part of the consolidated financial statements.*

## CONSOLIDATED STATEMENTS OF CASH FLOWS

*(in thousands)*

| | Year ended December 31, | | |
|---|---|---|---|
| | 1999 | 2000 | 2001 |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Net income | $ 239,404 | $ 269,029 | $ 195,868 |
| Adjustments to reconcile net income to net cash provided by operating activities | | | |
| Depreciation and amortization of property and equipment | 32,628 | 41,813 | 51,567 |
| Minority interests in consolidated subsidiaries | 20,200 | 14,345 | (357) |
| Amortization of goodwill | 745 | 11,879 | 28,921 |
| Other changes in assets and liabilities | 3,960 | (14,331) | 14,355 |
| Net cash provided by operating activities | 296,937 | 322,735 | 290,354 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Acquisition of minority interests in T. Rowe Price International | – | (783,194) | – |
| Investments in sponsored mutual funds | (16,059) | (42,576) | (35,968) |
| Dispositions of sponsored mutual funds | 1,287 | 67,068 | 88,968 |
| Increase in debt securities held by savings bank subsidiary | – | (16,398) | (14,135) |
| Additions to property and equipment | (77,417) | (85,612) | (41,375) |
| Other investment activity | (25,962) | (374) | (6,460) |
| Net cash used in investing activities | (118,151) | (861,086) | (8,970) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Repurchases of common shares | (67,418) | – | (30,923) |
| Stock options exercised | 9,967 | 19,279 | 13,102 |
| Proceeds from bank borrowings | 15,019 | 300,000 | – |
| Debt principal repaid | – | (5,000) | (205,000) |
| Dividends paid to stockholders | (48,241) | (62,880) | (73,838) |
| Savings bank subsidiary deposits | – | 10,932 | 14,490 |
| Distributions to minority interests | (13,479) | – | – |
| Other financing activities | – | (1,926) | – |
| Net cash provided by (used in) financing activities | (104,152) | 260,405 | (282,169) |
| **CASH AND CASH EQUIVALENTS** | | | |
| Net increase (decrease) during year | 74,634 | (277,946) | (785) |
| At beginning of year | 283,838 | 358,472 | 80,526 |
| At end of year | $ 358,472 | $ 80,526 | $ 79,741 |

*The accompanying notes are an integral part of the consolidated financial statements.*

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

*(in thousands)*

| | COMMON STOCK | ADDITIONAL CAPITAL IN EXCESS OF PAR VALUE | RETAINED EARNINGS | ACCUMULATED OTHER COMPREHENSIVE INCOME | TOTAL STOCKHOLDERS' EQUITY |
|---|---|---|---|---|---|
| **BALANCE AT DECEMBER 31, 1998, 120,183,266 COMMON SHARES** | $ 24,037 | $ 41,073 | $ 517,631 | $ 31,563 | $ 614,304 |
| Comprehensive income | | | | | |
| Net income | | | 239,404 | | |
| Change in unrealized security holding gains, net of taxes | | | | 17,164 | |
| Total comprehensive income | | | | | 256,568 |
| 2,141,042 common shares issued under stock-based compensation plans | 428 | 18,145 | | | 18,573 |
| 2,216,490 common shares repurchased | (443) | (11,161) | (55,814) | | (67,418) |
| Dividends declared | | | (51,843) | | (51,843) |
| **BALANCE AT DECEMBER 31, 1999, 120,107,818 COMMON SHARES** | 24,022 | 48,057 | 649,378 | 48,727 | 770,184 |
| Comprehensive income | | | | | |
| Net income | | | 269,029 | | |
| Change in unrealized security holding gains, net of taxes | | | | (15,780) | |
| Total comprehensive income | | | | | 253,249 |
| 2,331,414 common shares issued under stock-based compensation plans | 466 | 32,798 | | | 33,264 |
| Dividends declared | | | (65,632) | | (65,632) |
| **BALANCE AT DECEMBER 31, 2000, 122,439,232 COMMON SHARES** | 24,488 | 80,855 | 852,775 | 32,947 | 991,065 |
| Comprehensive income | | | | | |
| Net income | | | 195,868 | | |
| Change in unrealized security holding gains, net of taxes | | | | (21,177) | |
| Total comprehensive income | | | | | 174,691 |
| 1,720,063 common shares issued under stock-based compensation plans | 344 | 18,922 | | | 19,266 |
| 1,070,500 common shares repurchased | (214) | (31,812) | | | (32,026) |
| Dividends declared | | | (75,171) | | (75,171) |
| **BALANCE AT DECEMBER 31, 2001, 123,088,795 COMMON SHARES** | $ 24,618 | $ 67,965 | $ 973,472 | $ 11,770 | $1,077,825 |

*The accompanying notes are an integral part of the consolidated financial statements.*

## SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

T. Rowe Price Group derives its consolidated revenues and net income primarily from investment advisory services that its subsidiaries provide to individual and institutional investors in the sponsored T. Rowe Price mutual funds and other investment portfolios. We also provide our investment advisory clients with related administrative services, including mutual fund transfer agent, accounting and shareholder services; participant recordkeeping and transfer agent services for defined contribution retirement plans; discount brokerage; and trust services. The investors that we serve are primarily domiciled in the United States of America.

Investment advisory revenues depend largely on the total value and composition of assets under our management. Accordingly, fluctuations in financial markets and in the composition of assets under management impact our revenues and results of operations.

As the result of the one-for-one exchange of shares of outstanding T. Rowe Price Associates common stock for that of T. Rowe Price Group on December 28, 2000, T. Rowe Price Group became the sole owner of T. Rowe Price Associates and T. Rowe Price Associates' former stockholders became the stockholders of T. Rowe Price Group. The exchange was accounted for at historical cost in a manner similar to a pooling-of-interests transaction and T. Rowe Price Group succeeded to the obligation for periodic public reporting.

**BASIS OF PREPARATION.**
Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States which require the use of estimates made by our management. Actual results may vary from those estimates. Our financial statements include the accounts of all subsidiaries in which we have a majority or controlling interest. All material intercompany accounts and transactions are eliminated in consolidation. Certain 1999 and 2000 amounts have been reclassified to conform to the 2001 presentation.

**CASH EQUIVALENTS.**
Cash equivalents consist primarily of short-term, highly liquid investments in sponsored money market mutual funds. The cost of these funds is equivalent to fair value.

**INVESTMENTS IN SPONSORED MUTUAL FUNDS.**
Investments in sponsored mutual funds are classified as available-for-sale and are reported at fair value. Unrealized security holding gains are recognized in comprehensive income.

**CONCENTRATIONS OF RISK.**
Concentration of credit risk in accounts receivable is believed to be minimal in that clients generally have substantial assets, including those in the investment portfolios that we manage.

Our investments in sponsored mutual funds expose us to market risk in the form of equity price risk; that is, the potential future loss of value that would result from a decline in the fair values of the mutual funds. Each fund and its underlying net assets are also subject to market risk which may arise from changes in equity prices, credit ratings, foreign currency exchange rates, and interest rates.

Investments in debt securities expose us to market risk which may arise from changes in credit ratings and interest rates.

**PROPERTY AND EQUIPMENT.**
Property and equipment is stated at cost net of accumulated depreciation and amortization computed using the straight-line method. Provisions for depreciation and amortization are based on the following weighted average estimated useful lives: computer and communications software and equipment, 3 to 4 years; furniture and other equipment, 5 years; buildings, 33 years; leasehold improvements, 8 to 9 years; and leased land, 99 years.

**REVENUE RECOGNITION.**
Fees for investment advisory services and related administrative services that we provide to investment advisory clients are recognized in the period that our services are provided.

**ADVERTISING.**
Costs of advertising are expensed the first time that the advertising takes place.

**INTERNATIONAL INVESTMENT RESEARCH FEES.**
International investment research and support was provided by affiliates of Robert Fleming Holdings until our acquisition of their interests in T. Rowe Price International on August 8, 2000. Fees that we paid for these services were based on international assets under management.

**EARNINGS PER SHARE.**
Basic earnings per share excludes the dilutive effect of outstanding stock options and is computed by dividing net income by the weighted average common shares outstanding of 120,599,000 in 1999, 121,196,000 in 2000, and 123,072,000 in 2001. Diluted earnings per share reflects the potential dilution that could occur if outstanding stock options were exercised. It is computed by increasing the denominator of the basic calculation by potential dilutive common shares, determined using the treasury stock method, of 8,564,000 in 1999, 8,452,000 in 2000, and 5,973,000 in 2001.

**COMPREHENSIVE INCOME.**
Total comprehensive income is reported in our consolidated statements of stockholders' equity and includes net income and the change in unrealized security holding gains, net of income taxes and any minority interests.

**NOTE 1 - INVESTMENTS.**

Cash equivalent investments in our sponsored money market mutual funds aggregate $70,597,000 at December 31, 2000, and $72,411,000 at December 31, 2001.

Investments in our other sponsored mutual funds (in thousands) at December 31 include:

| | AGGREGATE COST | UNREALIZED HOLDING GAINS | AGGREGATE FAIR VALUE |
|---|---|---|---|
| **2000** | | | |
| Stock funds | | | |
| Domestic | $ 95,292 | $ 39,963 | $ 135,255 |
| International | 26,377 | 6,635 | 33,012 |
| Total | 121,669 | 46,598 | 168,267 |
| Blended funds | 8,684 | 3,491 | 12,175 |
| Bond funds | 9,630 | 334 | 9,964 |
| | $ 139,983 | $ 50,423 | $ 190,406 |
| **2001** | | | |
| Stock funds | | | |
| Domestic | $ 50,107 | $ 14,169 | $ 64,276 |
| International | 11,893 | 67 | 11,960 |
| Total | 62,000 | 14,236 | 76,236 |
| Blended funds | 4,439 | 1,287 | 5,726 |
| Bond funds | 39,245 | 2,040 | 41,285 |
| | $ 105,684 | $ 17,563 | $ 123,247 |

The following table reconciles our unrealized holding gains (losses) on investments in sponsored mutual funds (in thousands) to that recognized in comprehensive income.

| | 1999 | 2000 | 2001 |
|---|---|---|---|
| Unrealized holding gains (losses) during the year | $ 26,237 | $ (19,027) | $ (14,159) |
| Less gains (losses) realized in net income using average cost | (1,567) | 7,417 | 18,701 |
| | 27,804 | (26,444) | (32,860) |
| Deferred tax benefits (income taxes) | (9,808) | 9,365 | 11,512 |
| | 17,996 | (17,079) | (21,348) |
| Minority interests | (832) | 1,124 | - |
| Unrealized holding gains (losses) recognized in comprehensive income | $ 17,164 | $ (15,955) | $ (21,348) |

In addition, our savings bank subsidiary holds investments in marketable debt securities which are accounted for as available-for-sale. Unrealized gains of $290,000 in 2000 and $572,000 in 2001, net of deferred taxes of $115,000 in 2000 and $226,000 in 2001, are included in accumulated other comprehensive income. The expected holding period of these securities is generally less than five years.

Dividends earned on investments in sponsored mutual funds, including money market mutual funds, aggregate $32,941,000 in 1999, $35,157,000 in 2000, and $8,748,000 in 2001.

### NOTE 2 - PROPERTY AND EQUIPMENT.

Property and equipment (in thousands) at December 31 consists of:

| | 2000 | 2001 |
|---|---|---|
| Computer and communications software and equipment | $ 138,635 | $ 157,353 |
| Buildings and leasehold improvements | 160,520 | 167,785 |
| Furniture and other equipment | 56,765 | 59,688 |
| Land owned and leased | 21,503 | 21,503 |
| | 377,423 | 406,329 |
| Accumulated depreciation and amortization | (121,763) | (164,504) |
| | $ 255,660 | $ 241,825 |

Compensation and related costs attributable to the development of computer software for internal use totaling $4,555,000 in 1999, $10,690,000 in 2000, and $7,465,000 in 2001 have been capitalized.

### NOTE 3 - GOODWILL.

On August 8, 2000, we purchased Robert Fleming Holdings' 50% non-controlling interest in our consolidated subsidiary, T. Rowe Price International, formerly Rowe Price-Fleming International. This purchase transaction resulted in goodwill of $704 million that was amortized in 2000 and 2001 on a straight-line basis over 25 years. The unamortized carrying amount of goodwill at December 31, 2001, was $666 million.

As a result of the issuance of new financial accounting standards in June 2001, we will cease amortizing goodwill in 2002 and will evaluate the carrying amount for impairment on an annual basis using a fair value approach. Our accounting policy was previously to consider potential impairment of goodwill using an undiscounted future cash flows approach.

We must adopt the new accounting standards on January 1, 2002, and complete certain transitional testing of the goodwill carrying amount as of that date. In order to perform this testing, we must first identify our reporting units for purposes of assigning goodwill among them as of the beginning of 2002. We then have until June 30, 2002, to complete a comparison of the fair values of our reporting units with goodwill to the carrying amounts of those reporting units as of January 1, 2002. If the fair values of the reporting units are at least equal to the carrying amounts of those units, then no indication of goodwill impairment exists and our adoption of the new accounting standards is complete. While we have not completed the prescribed transitional testing at this time, we do not believe that we will recognize any impairment loss as the result of adopting the new accounting standards.

### NOTE 4 - INCOME TAXES.

The provision for income taxes (in thousands) consists of:

| | 1999 | 2000 | 2001 |
|---|---|---|---|
| Current income taxes | | | |
| U.S. federal and foreign | $ 144,754 | $ 150,431 | $ 122,598 |
| State and local | 16,046 | 16,283 | 12,231 |
| Deferred income taxes (tax benefits) | (5,634) | 8,104 | 249 |
| | $ 155,166 | $ 174,818 | $ 135,078 |

Deferred income taxes arise from temporary differences between taxable income for financial statement and income tax return purposes. Deferred tax benefits include $3,122,000 in 1999 related to investment income.

Amortization and depreciation of property and equipment resulted in deferred income taxes of $4,158,000 in 2000. Significant temporary differences in 2001 include deferred benefits of $3,866,000 related to investment income offset by deferred taxes of $4,212,000 related to accrued compensation.

The net deferred tax liability of $89,000 included in income taxes payable at December 31, 2001, consists of total deferred tax liabilities of $10,178,000 and total deferred tax assets of $10,089,000. Deferred tax liabilities include $6,364,000 arising from unrealized holding gains on available-for-sale securities. Deferred tax assets include $4,441,000 arising from investment income and $3,479,000 arising from accrued compensation.

The net deferred tax liability of $11,238,000 included in income taxes payable at December 31, 2000, consists of total deferred tax liabilities of $21,867,000 and total deferred tax assets of $10,629,000. Deferred tax liabilities include $17,763,000 arising from unrealized holding gains on available-for-sale securities. Deferred tax assets include $7,691,000 arising from accrued compensation.

Cash outflows from operating activities include income taxes paid of $132,253,000 in 1999, $188,285,000 in 2000, and $103,125,000 in 2001. The income tax benefit arising from exercises of our stock options reduced income taxes paid by $8,606,000 in 1999, $13,985,000 in 2000, and $6,164,000 in 2001.

The following table reconciles the statutory federal income tax rate to the effective income tax rate.

| | 1999 | 2000 | 2001 |
|---|---|---|---|
| Statutory U.S. federal income tax rate | 35.0% | 35.0% | 35.0% |
| State income taxes, net of federal tax benefits | 2.6 | 2.7 | 2.7 |
| Nondeductible goodwill amortization | .1 | 1.0 | 3.3 |
| Other items | (.3) | (.5) | (.1) |
| Effective income tax rate | 37.4% | 38.2% | 40.9% |

**NOTE 5 - COMMON STOCK AND STOCK-BASED COMPENSATION PLANS.**

SHARES AUTHORIZED AND ISSUED.

At December 31, 2001, 38,098,697 shares of unissued common stock were reserved for the exercise of stock options. Additionally, 1,680,000 shares are reserved for issuance under a plan whereby substantially all employees may acquire common stock through payroll deductions at prevailing market prices.

The board of directors has authorized the future repurchase of up to 4,433,010 common shares at December 31, 2001. Accounts payable and accrued expenses includes $1,103,000 at December 31, 2001, for pending settlements of common stock repurchases.

DIVIDENDS.

Cash dividends declared per share were $.43 in 1999, $.54 in 2000, and $.61 in 2001.

FIXED STOCK OPTION PLANS.

Our six stock-based compensation plans (the 1990, 1993, 1996, and 2001 Stock Incentive Plans and the 1995 and 1998 Director Stock Option Plans) are accounted for using the intrinsic value based method. Under these plans, we have granted only fixed stock options with a maximum term of 10 years to employees and directors. Vesting of employee options is based solely on the individual continuing to render service and generally occurs over a five-year graded schedule. The exercise price of each option granted is equivalent to the market price of the common stock at the date of grant. Accordingly, no compensation expense related to stock option grants has been recognized in the consolidated statements of income.

The following table summarizes the status of and changes in our stock option grants during the past three years.

| | OPTIONS | WEIGHTED-AVERAGE EXERCISE PRICE | OPTIONS EXERCISABLE | WEIGHTED-AVERAGE EXERCISE PRICE |
|---|---|---|---|---|
| Outstanding at beginning of 1999 | 22,640,569 | $ 16.41 | 12,479,069 | $ 9.91 |
| Granted | 3,470,325 | 31.02 | | |
| Exercised | (2,294,013) | 6.73 | | |
| Forfeited | (159,400) | 23.80 | | |
| Outstanding at end of 1999 | 23,657,481 | 19.45 | 14,014,481 | 13.04 |
| Granted | 4,914,085 | 38.90 | | |
| Exercised | (2,513,694) | 10.08 | | |
| Forfeited | (456,000) | 30.66 | | |
| Outstanding at end of 2000 | 25,601,872 | 23.90 | 14,910,572 | 16.25 |
| Granted | 3,973,384 | 25.96 | | |
| Exercised | (1,839,850) | 9.48 | | |
| Forfeited | (434,619) | 34.28 | | |
| Outstanding at end of 2001 | 27,300,787 | 25.01 | 16,233,787 | 20.03 |

Information regarding the exercise prices and lives of stock options outstanding at December 31, 2001, follows.

| RANGE OF EXERCISE PRICES | OUTSTANDING | WEIGHTED AVERAGE EXERCISE PRICE | WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (IN YEARS) | EXERCISABLE | WEIGHTED AVERAGE EXERCISE PRICE |
|---|---|---|---|---|---|
| $ 4.69 to 19.88 | 10,190,075 | $ 11.68 | 3.4 | 10,190,075 | $ 11.68 |
| $25.70 to 38.44 | 13,033,887 | 31.03 | 7.8 | 5,130,287 | 33.21 |
| $38.63 to 47.06 | 4,076,825 | 39.06 | 8.8 | 913,425 | 39.16 |
| | 27,300,787 | 25.01 | 6.3 | 16,233,787 | 20.03 |

Accounting principles require us to make the following disclosures as if the fair value based method of accounting had been applied to our stock option grants after 1994. The weighted-average grant-date fair value of each option awarded is estimated to be $9.86 in 1999, $13.45 in 2000, and $9.15 in 2001 using the Black-Scholes option-pricing model and the following assumptions: dividend yield of 1.3%; expected volatility of 31% in 1999, 35% in 2000, and 37% in 2001; risk-free interest rates of 5.9% in 1999, 5.6% in 2000, and 4.2% in 2001; and expected lives of 4.7 years in 1999, 4.8 years in 2000, and 5.5 years in 2001. Had compensation costs been determined including these fair value estimates, pro forma net income would be $219,185,000 in 1999, $248,040,000 in 2000, and $166,651,000 in 2001. Pro forma basic earnings per share would be $1.82 in 1999, $2.05 in 2000, and $1.35 in 2001. Pro forma diluted earnings per share would be $1.70 in 1999, $1.92 in 2000, and $1.30 in 2001.

NOTE 6 - INFORMATION ABOUT REVENUES AND SERVICES.

Revenues (in thousands) from advisory services provided under agreements with sponsored mutual funds and other investment clients include:

| | 1999 | 2000 | 2001 |
|---|---|---|---|
| Sponsored mutual funds | | | |
| Stock and blended | | | |
| Domestic | $ 358,226 | $ 427,693 | $ 370,026 |
| International | 121,294 | 142,440 | 94,857 |
| Bond and money market | 97,931 | 93,020 | 97,707 |
| | 577,451 | 663,153 | 562,590 |
| Other portfolios | 224,128 | 253,205 | 212,484 |
| Total investment advisory fees | $ 801,579 | $ 916,358 | $ 775,074 |

The following table summarizes the various investment portfolios and assets under management (in billions) on which advisory fees are earned.

| | Average during | | | December 31, | |
|---|---|---|---|---|---|
| | 1999 | 2000 | 2001 | 2000 | 2001 |
| Sponsored mutual funds | | | | | |
| Stock and blended | | | | | |
| Domestic | $ 61.6 | $ 72.5 | $ 62.6 | $ 68.0 | $ 63.5 |
| International | 17.0 | 19.7 | 13.2 | 16.3 | 11.0 |
| Bond and money market | 22.2 | 21.7 | 22.9 | 22.0 | 23.5 |
| | 100.8 | 113.9 | 98.7 | 106.3 | 98.0 |
| Other portfolios | 56.7 | 63.7 | 56.5 | 60.4 | 58.3 |
| | $ 157.5 | $ 177.6 | $ 155.2 | $ 166.7 | $ 156.3 |

Fees for advisory-related administrative services provided to our sponsored mutual funds were $147,224,000 in 1999, $178,226,000 in 2000, and $170,916,000 in 2001. Accounts receivable from the mutual funds aggregate $70,537,000 and $57,972,000 at December 31, 2000 and 2001, respectively. All services to the sponsored mutual funds are provided under contracts which are subject to periodic review and approval by each of the funds' boards and, with respect to investment advisory contracts, also by the funds' shareholders.

NOTE 7 - DEBT.

In April 1999, we borrowed 1,809,500,000 yen ($15,019,000) from a bank under a promissory note due in installments of 180,950,000 yen in 2002 and 2003 and 1,447,600,000 yen in 2004. Interest is due quarterly at LIBOR for yen borrowings plus .95% and is fixed for 12 months until April 2002 at 1.09%. Foreign currency transaction losses of $2,706,000 in 1999 and gains of $1,894,000 in 2000 and $2,085,000 in 2001 arising from this borrowing are included in investment and other income.

To partially finance the acquisition of the T. Rowe Price International shares, we borrowed $300,000,000 in August 2000 under a $500,000,000 syndicated bank credit facility expiring in June 2005 for which The Chase Manhattan Bank serves as administrative agent. We made principal payments of $5,000,000 in 2000 and $205,000,000 in 2001 and thereby reduced our borrowing to $90,000,000 at the end of 2001. Credit facility costs of $1,586,000 are included in other assets and are being amortized over five years. Interest on the debt floats at .35% over the Eurodollar base rate and was 7.1% at the end of 2000 and 2.27% at the end of 2001. On January 14, 2002, the borrowing rate was reset at 2.18% for one month. We also have a complementary $100,000,000 syndicated bank credit facility expiring in June 2002 under which there have been no borrowings. We pay annual commitment fees for these credit facilities of $862,000.

At December 31, 2001, we are in compliance with the covenants contained in our credit agreements. Total interest expense on our outstanding debt, including amortization of credit facility costs, and commitment fees was $9,512,000 in 2000 and $11,681,000 in 2001.

**NOTE 8 - OTHER DISCLOSURES.**

We occupy certain office facilities and rent computer and other equipment under noncancelable operating leases. Related rental expense was $31,888,000 in 1999, $30,752,000 in 2000, and $25,711,000 in 2001. Future minimum rental payments under these leases aggregate $16,250,000 in 2002, $13,672,000 in 2003, $11,117,000 in 2004, $10,920,000 in 2005, $10,482,000 in 2006, and $48,896,000 in later years.

At December 31, 2001, we had outstanding commitments to fund additional investments totaling $1,889,000.

Our consolidated stockholders' equity at December 31, 2001, includes $33,704,000 which is restricted as to use by various regulations and agreements arising in the ordinary course of our business.

From time to time, various claims against us arise in the ordinary course of business, including employment-related claims. In the opinion of management, after consultation with counsel, it is unlikely that any adverse determination in one or more pending claims would have a material adverse effect on our financial position or results of operations.

Expense for our defined contribution retirement program in the United States was $20,835,000 in 1999, $22,263,000 in 2000, and $21,641,000 in 2001.

**NOTE 9 - SUPPLEMENTARY QUARTERLY FINANCIAL DATA (UNAUDITED).**

| *(in thousands, except per-share amounts)* | REVENUES | NET INCOME | BASIC EARNINGS PER SHARE | DILUTED EARNINGS PER SHARE |
|---|---|---|---|---|
| **2000** | | | | |
| 1st quarter | $316,331 | $ 75,034 | $ .62 | $ .58 |
| 2nd quarter | 300,682 | 69.339 | .57 | .54 |
| 3rd quarter | 303,704 | 69,183 | .57 | .53 |
| 4th quarter | 291,610 | 55,473 | .45 | .43 |
| **2001** | | | | |
| 1st quarter | 280,482 | 49,308 | .40 | .38 |
| 2nd quarter | 262,130 | 51,156 | .42 | .40 |
| 3rd quarter | 243,618 | 50,398 | .41 | .39 |
| 4th quarter | 241,266 | 45,006 | .37 | .35 |

The sum of quarterly earnings per share does not equal annual earnings per share because the computations are done independently.

## INDEPENDENT AUDITORS' REPORT

*The Board of Directors and Stockholders of T. Rowe Price Group, Inc.:*

We have audited the accompanying consolidated balance sheet of T. Rowe Price Group, Inc. and subsidiaries as of December 31, 2001, and the related consolidated statements of income, cash flows, and stockholders' equity for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying consolidated financial statements of T. Rowe Price Group, Inc. and subsidiaries as of December 31, 2000, and for each of the years in the two-year period then ended were audited by other auditors whose report thereon dated January 23, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of T. Rowe Price Group, Inc. and subsidiaries as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

*KPMG LLP*

Baltimore, Maryland
January 24, 2002

## INVESTOR CENTERS

### BALTIMORE AREA

*Baltimore*
105 East Lombard Street
Baltimore, Maryland 21202

*Owings Mills*
Three Financial Center
4515 Painters Mill Road
Owings Mills, Maryland 21117

### BOSTON AREA

386 Washington Street
Wellesley, Massachusetts 02481

### CHICAGO AREA

1900 Spring Road, Suite 104
Oak Brook, Illinois 60523

### COLORADO SPRINGS

2260 Briargate Parkway
Colorado Springs, Colorado 80920

### LOS ANGELES AREA

Warner Center
21800 Oxnard Street, Suite 270
Woodland Hills, California 91367

### NEW JERSEY/NEW YORK AREA

51 John F. Kennedy Parkway
1st Floor West
Short Hills, New Jersey 07078

### SAN FRANCISCO AREA

1990 N. California Blvd., Suite 100
Walnut Creek, California 94596

### TAMPA

4200 West Cypress Street, 10th Floor
Tampa, Florida 33607

### WASHINGTON, D.C., AREA

*Tysons Corner*
1600 Tysons Boulevard, Suite 150
McLean, Virginia 22102

*Washington*
900 17th Street, N.W.
Farragut Square
Washington, D.C. 20006

## BOARD OF DIRECTORS

EDWARD C. BERNARD
*Managing Director*

D. WILLIAM J. GARRETT
*Former Group Chief Executive, Robert Fleming Holdings Limited*

JAMES H. GILLIAM, JR.
*Attorney, Businessman*

DONALD B. HEBB, JR.
*Managing General Partner, ABS Capital Partners*

HENRY H. HOPKINS
*Managing Director*

JAMES A.C. KENNEDY
*Managing Director*

JOHN H. LAPORTE
*Managing Director*

RICHARD L. MENSCHEL
*Senior Director, Goldman Sachs*

WILLIAM T. REYNOLDS
*Managing Director*

JAMES S. RIEPE
*Vice Chairman*

GEORGE A. ROCHE
*Chairman, President*

BRIAN C. ROGERS
*Managing Director*

M. DAVID TESTA
*Vice Chairman, Chief Investment Officer*

MARTIN G. WADE
*Chairman, T. Rowe Price International, Inc.*

ANNE MARIE WHITTEMORE
*Partner, McGuireWoods LLP*

## OTHER MANAGING DIRECTORS

CHRISTOPHER D. ALDERSON

PRESTON G. ATHEY

BRIAN W.H. BERGHUIS

STEPHEN W. BOESEL

JOHN H. CAMMACK

JOHN R. FORD

MICHAEL A. GOFF

IAN D. KELSON

GREGORY A. MCCRICKARD

MARY J. MILLER

NANCY M. MORRIS

GEORGE A. MURNAGHAN

EDMUND M. NOTZON III

WAYNE D. O'MELIA

LARRY J. PUGLIA

JOHN R. ROCKWELL

R. TODD RUPPERT

ROBERT W. SMITH

WILLIAM J. STROMBERG

MARK J. VASELKIV

CHARLES E. VIETH

DAVID J.L. WARREN

CRISTINA WASIAK

RICHARD T. WHITNEY

## ADDITIONAL INFORMATION

SEC FORM 10-K
A copy is available, at no charge, by sending a written request to:
Barbara A. Van Horn
Secretary
T. Rowe Price Group, Inc.
100 East Pratt Street
Baltimore, Maryland 21202
Fax 410-345-3223

TRANSFER AGENT AND REGISTRAR
Wells Fargo Bank Minnesota, N.A.
161 North Concord Exchange Street
South St. Paul, Minnesota 55075-1139
1-800-468-9716

SEND SHAREHOLDER INQUIRIES TO:
Wells Fargo Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854

INDEPENDENT ACCOUNTANTS
KPMG LLP
Baltimore, Maryland

ANNUAL MEETING
April 11, 2002
Hyatt Regency Hotel
300 Light Street
Baltimore, Maryland 21202

T. Rowe Price
INVEST WITH CONFIDENCE

T. ROWE PRICE GROUP

100 East Pratt Street Baltimore, Maryland 21202 410-345-2000

www.troweprice.com

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 17, 2003

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: T. Rowe Price Group, Inc.
Incoming letter dated December 10, 2002

The first proposal requests that the board of directors establish a policy of expensing in the company's annual income statement the costs of all future stock options issued by the company. The second proposal mandates that "stock options that executive officers own be entered as an expense item in the company's consolidated balance sheet and reflected in all other accounting documents."

There appears to be some basis for your view that T. Rowe Price may exclude the second proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the second proposal was recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides T. Rowe Price with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if T. Rowe Price omits the second proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that T. Rowe Price may exclude the proposals in their entirety under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the supporting statement of the first proposal may be materially false or misleading under rule 14a-9. In our view, the proponent must replace the words "operational earnings" with "core earnings" and define "core earnings" in the sentence that begins "A recent report issued . . . " and ends ". . . by as much as 10%" and provide factual support in the form of a citation to a specific source. Accordingly, unless the proponent provides T. Rowe Price with a supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if T. Rowe Price omits only this portion of the first proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that T. Rowe Price may exclude the proposals under rule 14a-8(i)(6). Accordingly, we do not believe that T. Rowe Price may omit the proposals from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that T. Rowe Price may exclude the proposals under rule 14a-8(i)(7). Accordingly, we do not believe that T. Rowe Price may omit the proposals from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that T. Rowe Price may exclude the proposals under rule 14a-8(i)(10). Accordingly, we do not believe that T. Rowe Price may omit the proposals from its proxy materials in reliance on rule 14a-8(i)(10).

We are unable to concur in your view that T. Rowe Price may exclude the second proposal under rule 14a-8(i)(11). Accordingly, we do not believe that T. Rowe Price may omit the second proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Gail A. Pierce
Attorney-Advisor